




Microsoft®



# Microsoft Corporation

Annual Report 2008

**To our shareholders, customers, partners, and employees:**

Fiscal 2008 was a successful year for Microsoft that saw the company deliver outstanding financial results, introduce significant innovations across the breadth of our product portfolio, and make key investments that position the company for strong future growth.

Thanks to the continued success of our core Windows and Office businesses, and double-digit growth in all our business groups, revenue jumped to $60.4 billion in fiscal 2008, an increase of 18 percent compared with the previous fiscal year. Operating income grew by 21 percent, reaching $22.5 billion for the year. Earnings per share reached $1.87. We returned $16.5 billion to shareholders through stock buybacks and dividends.

Throughout fiscal 2008 we saw strong adoption of Windows Vista, which has sold more than 180 million licenses, and the 2007 Microsoft Office system, which has sold more than 120 million licenses. Microsoft Office SharePoint Server 2007 passed the 100 million mark for licenses sold and recorded more than $1 billion in revenue.

During the year, we brought a wide range of new innovations to market. We launched Microsoft Windows Server 2008 and Microsoft Visual Studio 2008. We released Windows Vista Service Pack 1 and introduced advances in our search and online advertising technologies. We rolled out Surface – a groundbreaking new device that transforms a tabletop into a computing surface that enables people to interact with digital content using gestures, touch, and physical objects – in a number of retail and hotel locations. We unveiled new products and services for the healthcare industry. We announced important changes to our technology and business practices to increase the openness of our products and drive greater interoperability and choice for developers, partners, customers, and competitors.

We also announced important strategic acquisitions to strengthen our offerings in key markets and add to our broad innovation portfolio. The acquisitions of AdECN, Rapt, and YaData, for example, bring leading-edge capabilities for advertisers and publishers to our advertising platform. With the acquisitions of Multimap, Fast Search & Transfer, and Farecast, we added important new technologies to our consumer and enterprise search services. As part of our mobile computing initiatives, we acquired Musiwave, a leading provider of mobile music entertainment services; Danger, which provides software and services that power consumer handsets; and MobiComp, a pioneer in mobile data backup and restoration. By acquiring Calista Technologies and Kidaro, we continue to position ourselves as a leader in the critical market for virtualization.

In February 2008, we submitted a proposal to acquire Yahoo! The proposed transaction was designed to accelerate our strategy in online search and advertising. After careful consideration, we determined that the economics of the deal terms demanded by Yahoo! and the need to move forward quickly in partnership on regulatory review and to integrate the two companies meant that the deal was no longer in the best interest of our shareholders. Although we withdrew our offer, we remain committed to being a leader in online search and advertising – we have the right people in place, and we continue to make investments that will enable us to succeed.

**Transformation Through Innovation**

At the heart of our success lies our commitment to innovation. No company in our industry invests more in research and development or has the same depth and breadth of talented researchers, scientists, and engineers working across the globe to create new technology breakthroughs.

In 2008, we invested $8.2 billion in research and development, an increase of almost 15 percent compared with fiscal 2007. During the year, we opened a new software development center in Vancouver, British Columbia; established the Microsoft Embedded Systems Development Center in Aachen, Germany; and launched the Internet Services Research Center within Microsoft Research in Redmond, Wash. We also opened Microsoft Research New England in Cambridge, Mass. The company's sixth major research facility, Microsoft Research New England brings computer scientists and social scientists together to develop new computing and online experiences.

Across our products and technologies, we introduced compelling innovations in fiscal 2008 that deliver valuable new capabilities to our customers. With the release of Windows Server 2008, we introduced Microsoft Hyper-V, a technology that enables multiple operating systems to run on a single computer. Called virtualization, this approach is helping companies reduce costs and energy consumption and it is transforming the way computing capabilities are delivered and managed.

The availability of Hyper-V is just one of the ways we made significant strides toward realizing our vision for dynamic IT systems that have the flexibility and intelligence to automatically adjust to changing business conditions. New Microsoft Systems Center products released in fiscal 2008 are helping IT organizations optimize business processes and improve the delivery of computing services.

We also continue to focus on the companywide effort to embrace software plus services and deliver breakthroughs that combine the power of desktop and server software with the flexibility of Internet-based services. In fiscal 2008, we made significant improvements to our core search technology through advances in our search algorithms, better query refinement, and enhanced understanding of query intent. New vertical search categories improve search results for commerce, entertainment, shopping, local search, and health queries. Live Search for Windows Mobile added new features for mobile users, such as voice input and dynamic rerouting of driving directions based on real-time traffic information. Microsoft Search Server Express 2008 optimizes search for business data.

Our efforts in software plus services extend far beyond search. In fiscal 2008 we announced a new set of Online Services that provide mission-critical services-enabled products for organizations with advanced IT capabilities. Our Online Services – including Microsoft Exchange Online, Microsoft SharePoint Online, Microsoft Office Communications Online, and Microsoft Dynamics CRM Online – provide customers with the flexibility to deploy and manage business application internally, or have them hosted by Microsoft partners or by Microsoft.

To help developers and Web designers create the next generation of experiences and applications for the Web and for Windows, we also rolled out Microsoft Expression 2 and released a beta version of Microsoft Silverlight 2 in 2008.

Other innovative products introduced in fiscal 2008 included Microsoft Windows HPC Server 2008, a server operating system designed for the fast-growing high-performance computing market, and WorldWide Telescope, a Web application that enables people to explore the universe through their computers.

**Emerging Opportunities and Markets**

Fiscal 2008 saw strong growth across our businesses as we continue to focus on important new opportunities in a wide range of markets. For example, revenue from our Entertainment and Devices Division grew by 34 percent as investments in consumer technologies yielded strong benefits. For the year, Entertainment and Devices operating revenue reached $8.1 billion, thanks to excellent momentum from the Xbox 360 console, which has sold more than 19 million units, and Xbox Live, which has more than 12 million members. "Halo 3" topped $300 million in sales in just its first week of availability.

We see important opportunities in the digitization of communications, and we introduced new unified communications software including Microsoft Office Communications Server 2007, Microsoft Office Communicator 2007, and Microsoft Live Meeting to help companies streamline workplace communications. We launched Microsoft Office PerformancePoint Server 2007, which delivers new technologies that make business intelligence accessible and easy to use for people at every level of an organization.

Healthcare is another important opportunity, and in fiscal 2008 we introduced Microsoft HealthVault and the Microsoft Amalga Family of Health Enterprise Systems. HealthVault provides a platform for services and applications that will enable people to better manage their health information. Amalga is a portfolio of enterprise-class solutions that spans clinical, operational, and financial functions within healthcare. Together, these products position Microsoft as a leader in the market for digital technology innovations that improve healthcare delivery.

Online services and online advertising represent enormous opportunities for the company as well, and we continue to invest in research and development as we work to reinvent search through innovations in the user experience and in business models, with initiatives such as Microsoft Live Search cashback, which offers ad-funded rebates to consumers. During fiscal 2008, the acquisition of aQuantive and improvements to our advertiser and publisher solutions resulted in a 31 percent increase in online advertising revenue.

One of our great strengths is the global nature of our business, and we saw significant growth in a number of key emerging markets. In the BRIC nations (Brazil, Russia, India, and China), revenue was up 54 percent. In addition to

Russia, we saw strong growth across Central and Eastern Europe, where revenue increased 64 percent in fiscal 2008. Driven by positive results in Brazil, Latin America recorded an increase of nearly 30 percent. We also saw strong revenue growth in many developed countries, including Norway, Spain, Australia, Canada, and Germany, which all recorded revenue growth of 25 percent or more. All told, we saw 25 percent growth or better in 45 countries in fiscal 2008.

**Supporting Communities and Diversity**

Using the power of technology to help communities thrive and enable people around the world to achieve their potential remains central to our mission. In 2007, we announced the expansion of Unlimited Potential as the focus of our efforts to help close the digital divide for the estimated 5 billion people who are not yet realizing the benefits of information technology. One example of the progress we made in fiscal 2008 was the announcement that our Partners in Learning program has reached more than 100 million teachers and students in 101 countries.

Diversity and inclusion are also core values at Microsoft. Across the company, we seek to promote diversity at every level and in everything we do. We're working to encourage women and minorities to enter the technology industry through programs such as DigiGirlz, which help high school girls learn about careers in technology. And we're committed to working with minority- and women-focused organizations such as the National Society of Black Engineers to help bring technology to diverse communities.

**Strong Leadership Focused on Future Growth**

As we head into a new fiscal year, we believe that Microsoft is ideally positioned to drive strong growth in 2009 and beyond. We have excellent momentum and a great pipeline of products and technologies. Even more important, we have great people at every level, including strong leaders who have the experience and strategic insight to turn the opportunities that lie ahead of us into even greater success in the future.

With Chief Software Architect Ray Ozzie and Chief Research and Strategy Officer Craig Mundie guiding the company's technical strategy and a new generation of leaders stepping up to lead in areas such as online advertising, search, business strategy, and marketing, we look forward to delivering innovative products and services that improve people's lives and create new opportunities for Microsoft, our customers, and our partners.

For more than 30 years, Microsoft has enjoyed tremendous success by delivering key innovations that have revolutionized the way people communicate, share ideas, manage their businesses, and much more. Today, we're in the midst of one of the most exciting periods in the history of our industry. Computing continues to become more powerful, more portable, and more affordable. Content, communications, and media are shifting entirely to digital formats. The combination of software plus services is transforming the way we create and deliver computing experiences.

We are inspired by the opportunities we have to use the power of digital technology to continue to change the world for the better. It is your support that enables us to pursue these incredible opportunities.

Thank you.



William H. Gates III
Chairman of the Board



Steven A. Ballmer
Chief Executive Officer

## SELECTED FINANCIAL DATA, QUARTERLY STOCK PRICE INFORMATION, ISSUER PURCHASES OF EQUITY SECURITIES, AND STOCK PERFORMANCE

### FINANCIAL HIGHLIGHTS

**(In millions, except per share data)**

| Fiscal Year Ended June 30, | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Revenue | **$60,420** | $51,122 | $44,282 | $39,788 | $36,835 |
| Operating income | **$22,492** | $18,524 | $16,472 | $14,561 | $ 9,034 |
| Net income | **$17,681** | $14,065 | $12,599 | $12,254 | $ 8,168 |
| Diluted earnings per share | **$ 1.87** | $ 1.42 | $ 1.20 | $ 1.12 | $ 0.75 |
| Cash dividends declared per share | **$ 0.44** | $ 0.40 | $ 0.35 | $ 3.40 | $ 0.16 |
| Cash, cash equivalents, and short-term investments | **$23,662** | $23,411 | $34,161 | $37,751 | $60,592 |
| Total assets | **$72,793** | $63,171 | $69,597 | $70,815 | $94,368 |
| Long-term obligations | **$ 6,621** | $ 8,320 | $ 7,051 | $ 5,823 | $ 4,574 |
| Stockholders' equity | **$36,286** | $31,097 | $40,104 | $48,115 | $74,825 |

Our common stock is traded on The NASDAQ Stock Market under the symbol MSFT. On July 28, 2008, there were 145,903 registered holders of record of our common stock. The high and low common stock sales prices per share were as follows:

| Quarter Ended | Sep. 30 | Dec. 31 | Mar. 31 | June 30 | Year |
|---|---|---|---|---|---|
| Fiscal year 2008 | | | | | |
| Common stock price per share: | | | | | |
| High | **$31.84** | **$37.50** | **$35.96** | **$32.10** | **$37.50** |
| Low | **27.51** | **29.29** | **26.87** | **27.11** | **26.87** |
| Fiscal year 2007 | | | | | |
| Common stock price per share: | | | | | |
| High | $27.52 | $30.26 | $31.48 | $31.16 | $31.48 |
| Low | 22.23 | 27.15 | 26.60 | 27.56 | 22.23 |

See Note 16 – Stockholders' Equity of the Notes to Financial Statements for information regarding dividends approved by our Board of Directors in fiscal years 2008 and 2007.

On July 20, 2006, we announced that our Board of Directors authorized two new share repurchase programs: a $20.0 billion tender offer which was completed on August 17, 2006; and authorization for up to an additional $20.0 billion ongoing share repurchase program that expires on June 30, 2011. Under the tender offer, we repurchased approximately 155 million shares of common stock, or 1.5% of our common shares outstanding, for approximately $3.8 billion at a price per share of $24.75. On August 18, 2006, we announced that the authorization for the $20.0 billion ongoing share repurchase program had been increased by approximately $16.2 billion. As a result, we were authorized to repurchase additional shares in an amount up to $36.2 billion through June 30, 2011. The repurchase program may be suspended or discontinued at any time without prior notice. The transactions occurred in open market purchases and pursuant to a trading plan under Rule 10b5-1. We repurchased common stock in each quarter of fiscal year 2008 using available cash resources as follows:

| Period | Total number of shares purchased | Average price paid per share |
|---|---|---|
| July 1, 2007 – September 30, 2007 | 80,597,986 | $29.14 |
| October 1, 2007 – December 31, 2007 | 119,614,762 | $34.12 |
| January 1, 2008 – March 31, 2008 | 30,160,464 | $33.82 |
| April 1, 2008 – June 30, 2008 | 171,474,350 | $29.01 |
| Total share repurchases in fiscal year 2008 | 401,847,562 | |

Common stock repurchases in the fourth quarter of fiscal year 2008 were as follows:

| Period | (a) Total number of shares purchased | (b) Average price paid per share | (c) Total number of shares purchased as part of publicly announced plans or programs | (d) Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions) |
|---|---|---|---|---|
| April 1, 2008 – April 30, 2008 | – | $ – | – | $7,688 |
| May 1, 2008 – May 31, 2008 | 82,151,000 | $29.77 | 82,151,000 | $5,243 |
| June 1, 2008 – June 30, 2008 | 89,323,350 | $28.31 | 89,323,350 | $2,714 |
| | 171,474,350 | | 171,474,350 | |

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Microsoft Corporation, The S&P 500 Index And The NASDAQ Computer Index


Microsoft Corporation
Nasdaq Computer
S&P 500
Dollars
180
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
Fiscal Year Ended June 30

| | Total Cumulative Return* | | | | | |
|---|---|---|---|---|---|---|
| | 6/03 | 6/04 | 6/05 | 6/06 | 6/07 | 6/08 |
| Microsoft Corporation | 100.00 | 112.00 | 109.36 | 103.93 | 133.27 | 126.20 |
| S&P 500 | 100.00 | 119.11 | 126.64 | 137.57 | 165.90 | 144.13 |
| NASDAQ Computer | 100.00 | 123.02 | 123.58 | 124.06 | 157.04 | 146.54 |

* $100 invested on 6/30/03 in stock or index-including reinvestment of dividends.
Fiscal year ending June 30.

**Note About Forward-Looking Statements**

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" in our fiscal year 2008 Form 10-K. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

# BUSINESS DESCRIPTION

## GENERAL

Our mission is to enable people and businesses throughout the world to realize their full potential. Since the company was founded in 1975, we have worked to achieve this mission by creating technology that transforms the way people work, play, and communicate. We develop and market software, services, hardware, and solutions that we believe deliver new opportunities, greater convenience, and enhanced value to people's lives. We do business throughout the world and have offices in more than 100 countries.

We generate revenue by developing, manufacturing, licensing, and supporting a wide range of software products and services for many different types of computing devices. Our software products and services include operating systems for servers, personal computers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. We provide consulting and product support services, and we train and certify computer system integrators and developers. We also design and sell hardware including the Xbox 360 video game console, the Zune digital music and entertainment device, and peripherals. Online offerings and information are delivered through Live Search, Windows Live, Office Live, our MSN portals and channels, and the Microsoft Online Services platform which includes offerings for businesses such as Microsoft Dynamics CRM Online, Exchange Hosted Services, Exchange Online, and SharePoint Online. We enable the delivery of online advertising across our broad range of digital media properties and on Live Search through our proprietary adCenter® platform.

We also research and develop advanced technologies for future software products and services. We believe that delivering breakthrough innovation and high-value solutions through our integrated software platform is the key to meeting our customers' needs and to our future growth. We believe that we will continue to lay the foundation for long-term growth by delivering new products and services, creating new opportunities for partners, improving customer satisfaction, and improving our internal processes. Our focus is to build on this foundation through ongoing innovation in our integrated software platforms; by delivering compelling value propositions to customers; by responding effectively to customer and partner needs; and by continuing to emphasize the importance of product excellence, business efficacy, and accountability.

## OPERATING SEGMENTS

We have five operating segments: Client, Server and Tools, Online Services Business, Microsoft Business Division, and Entertainment and Devices Division. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of development, sales, marketing, and services resources within businesses. The segments also help focus strategic planning efforts on key objectives and initiatives across our businesses.

Due to our integrated business structure, operating costs included in one segment may benefit other segments. Therefore, these segments are not designed to measure operating income or loss that is directly related to the products and services included in each segment. Inter-segment cost commissions are estimated by management and used to compensate or charge each segment for such shared costs and to motivate shared effort. Segments should not be viewed as discrete or easily separable businesses.

**Client.** Client has overall responsibility for technical architecture, engineering, and product delivery of our Windows product family and is responsible for our relationships with personal computer manufacturers, including multinational and regional original equipment manufacturers ("OEMs"). The segment includes sales and marketing expenses for the Windows operating system and product development efforts for the Windows platform. Client revenue growth is correlated with the growth of purchases of personal computers from OEMs that pre-install versions of Windows operating systems as the OEM channel accounts for over 80% of total Client revenue.

We released Windows Vista, the most recent version of the Windows operating system, in fiscal year 2007. This release concluded a major development phase that we believe resulted in a significantly more manageable and powerful PC operating system compared with prior releases. Windows Vista includes advances in security, digital media, user interfaces, and other areas that enhance the user and developer experience.

Client offerings consist of premium and standard edition Windows operating systems. Premium editions are those that include additional functionality and are sold at a price above our standard editions.

*Products.* Windows Vista, including Home, Home Premium, Ultimate, Business, Enterprise and Starter Edition; Windows XP Professional and Home; Media Center Edition; Tablet PC Edition; and other standard Windows operating systems.

*Competition.* Client faces strong competition from well-established companies with differing approaches to the PC market. Competing commercial software products, including variants of Unix, are supplied by competitors such as Apple, Hewlett-Packard, IBM, and Sun Microsystems. The Linux operating system, which is also derived from Unix and is available without payment under a General Public License, has gained some acceptance as competitive pressures lead PC OEMs to reduce costs and new, lower price PC form factors gain adoption. Apple takes an integrated approach to the PC experience and has made inroads in share, particularly in the U.S. and in the consumer segment.

The Windows operating system also faces competition from alternative platforms and new devices that may reduce consumer demand for traditional personal computers. Competitors such as Mozilla offer software that competes with the Internet Explorer Web browsing capabilities of Windows products. User and usage volumes on mobile devices are increasing around the world relative to the PC.

Our operating system products compete effectively by delivering innovative software, giving customers choice and flexibility, a familiar, easy-to-use interface, compatibility with a broad range of hardware and software applications, and the largest support network for any operating system.

**Server and Tools.** Server and Tools develops and markets software server products, services, and solutions. Windows Server-based products are integrated server infrastructure and middleware software designed to support software applications and tools built on the Windows Server operating system. Windows Server-based products include the server platform including targeted segment solutions, database, storage, management and operations, service-oriented architecture platform, and security and identity software. The segment also builds standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server products can be run on-site, in a hosting environment, or in a Web-based environment.

We offer a broad range of consulting services and provide product support services and industry solutions. We also provide training and certification to developers and information technology professionals about our Server and Tools and Client platform products.

Approximately 45% of Server and Tools revenue comes from multi-year licensing agreements, approximately 25% is purchased through fully packaged product and transactional volume licensing programs, and approximately 10% comes from licenses sold to OEMs. The remainder of Server and Tools revenue comes from consulting and product support services.

Major releases from Server and Tools in fiscal year 2008 included Windows Server 2008 and Visual Studio 2008. Windows Server 2008 provides virtualization technologies, security enhancements, new Internet tools and infrastructure, and management utilities while Visual Studio 2008 provides rapid application development, team collaboration tools, and advances in building connected applications. In fiscal year 2009, we plan to release Microsoft SQL Server 2008 which will deliver advances in database scalability, performance, security, and policy-based management.

*Products and Services.* Windows Server operating system; Microsoft SQL Server; Microsoft Enterprise Services; product support services; Visual Studio; System Center products; Forefront security products; Biz Talk Server; MSDN; and other products and services.

*Competition.* Our server operating system products face intense competition from a wide variety of server operating systems and server applications, offered by companies with a variety of market approaches. Vertically integrated computer manufacturers such as Hewlett-Packard, IBM, and Sun Microsystems offer their own versions of the Unix operating system preinstalled on server hardware. Nearly all computer manufacturers offer server hardware for the Linux operating system and many contribute to Linux operating system development. The competitive position of Linux has also benefited from the large number of compatible applications now produced by many leading commercial software developers and non-commercial software developers. A number of companies supply versions of Linux, including Novell and Red Hat. Server virtualization platform providers, such as VMware, are another form of competition for the Windows server operating system.

We have entered into business and technical collaboration agreements with Novell and other Linux providers to build, market, and support a series of solutions to enhance the interoperability of our products with their virtualization, management, and network security solutions, and to provide each other's customers with patent coverage for their respective products.

We compete to provide enterprise-wide computing solutions with several companies that offer solutions and middleware technology platforms. IBM and Sun Microsystems lead a group of companies focused on the Java 2 Platform Enterprise Edition (J2EE). Commercial software developers that provide competing server applications for PC-based distributed client/server environments include CA, Inc., IBM, and Oracle. Our Web application platform software competes with open source software such as Linux, Apache, MySQL, and PHP, and we compete against Java middleware such as JBoss, Geronimo, and Spring Framework.

Numerous commercial software vendors offer competing commercial software applications for connectivity (both Internet and intranet), security, hosting, and e-business servers. System Center competes with Hewlett-Packard, BMC, CA, Inc., and IBM in the management of information technology infrastructures, while our Forefront line of business security products compete with McAfee, Symantec, and Trend Micro in protecting both client and server applications. Our products for software developers compete against offerings from Adobe, BEA Systems, Borland, IBM, Oracle, Sun Microsystems, and other companies. These offerings include open source projects like Eclipse (sponsored by IBM and Oracle). We believe that our server products provide customers with advantages in innovation, performance, total costs of ownership, and productivity by delivering superior applications, development tools, and compatibility with a broad base of hardware and software applications, security, and manageability.

**Online Services Business.** The Online Services Business ("OSB") consists of an on-line advertising platform with offerings for both publishers and advertisers, personal communications services such as email and instant messaging, online information offerings such as Live Search, and the MSN portals and channels around the world. We earn revenue primarily from online advertising, including search, display, and email and messaging services. Revenue is also generated through subscriptions and transactions generated from online paid services, from advertiser and publisher tools, digital marketing and advertising agency services, and from MSN narrowband Internet access subscribers. We continue to launch new online offerings and expect to do so in the future. During fiscal year 2008, we launched new releases of Windows Live Search, the Windows Live suite of applications and services, and updated our MSN Video Service. In addition, we launched a new release of adCenter, our proprietary advertising platform, and also expanded our advertising platform portfolio through acquisitions.

We acquired a number of companies during the fiscal year, the most significant of which was aQuantive, Inc., a digital marketing business that we expect will play a key role in the future development of our Online Services Business. We believe the acquisition will help us build and support next-generation advertiser and publisher solutions for cross media planning, video-on-demand, and Internet protocol television.

*Products.* Live Search; MSN; MapPoint; MSN Internet Access; MSN Premium Web Services (consisting of MSN Internet Software Subscription, MSN Hotmail Plus, and MSN Software Services); Windows Live; MSN Mobile Services; AvenueA Razorfish media agency services; Atlas online tools for advertisers; and the Drive PM ad network for publishers.

*Competition.* OSB competes with AOL, Google, Yahoo!, and a wide array of Web sites and portals that provide content and online offerings of all types to end users. We compete with these organizations to provide advertising opportunities for merchants. OSB also competes for narrowband Internet access users with AOL, Earthlink, and other ISPs for dial-up Internet access in the United States. The Internet advertising industry has grown significantly over the past several years, and we anticipate that this trend will continue. Competitors are aggressively developing Internet offerings that seek to provide more effective ways of connecting advertisers with audiences through enhanced functionality in communication services, improvements in information services such as Internet search, and improved advertising infrastructure and support services. We have developed our own algorithmic search engine to provide end users with more relevant search results, expanded search services, and a broader selection of content. To support the growth of our advertising business, we also are investing in our communication services, technology, operations, and sales efforts. We will continue to introduce new products and services, including Windows Live services that are aimed at attracting additional users through improvements in the user online experience. As consumers migrate from narrowband to broadband Internet access, we expect our narrowband Internet access subscriber base to continue to decline and this portion of our business to decrease in importance. We believe that we can compete effectively across the breadth of our Internet services by providing users with software innovation in the form of information and communication services that help them find and use the information and experiences they want online and by providing merchants with effective advertising results through improved systems and sales support.

**Microsoft Business Division.** Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system and Microsoft Dynamics business solutions. Microsoft Office system products are designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions. Growth of revenue from the Microsoft Office system offerings, which generate over 90% of MBD revenue, depends on our ability to add value to the core Office product set and to continue to expand our product offerings in other information worker areas such as content management, enterprise search, collaboration, unified communications and business intelligence. Microsoft Dynamics products provide business solutions for financial management, customer relationship management, supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises.

We evaluate MBD results based upon the nature of the end user in two primary parts—business revenue which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue, and consumer revenue which includes revenue from retail packaged product sales and OEM revenue. Approximately 80% of MBD revenue is generated from sales to businesses. Revenue from this category generally depends upon the number of information workers in a licensed enterprise and is therefore relatively independent of the number of PCs sold in a given year. Approximately 20% of MBD revenue is derived from sales to consumers. Most of this revenue is generated from new licenses acquired through fully packaged products and licenses sold through OEMs for new PCs and is generally affected by the level of PC shipments and product launches.

*Products.* Microsoft Office; Microsoft Project; Microsoft Visio; Microsoft Office SharePoint Server; Microsoft PerformancePoint; Microsoft Office Live; FAST ESP; Microsoft Exchange Server; Microsoft Exchange Hosted Services; Microsoft Office Live Meeting; Microsoft Office Communication Server; Microsoft Office Communicator; Microsoft Tellme Service, Microsoft Dynamics AX; Microsoft Dynamics CRM; Microsoft Dynamics CRM Online; Microsoft Dynamics GP; Microsoft Dynamics NAV; Microsoft Dynamics SL; Microsoft Dynamics Retail Management System; Microsoft Partner Program; and Microsoft Office Accounting.

*Competition.* Competitors to the Microsoft Office system include many software application vendors such as Apple, Corel, Google, IBM, Novell, Oracle, Red Hat, Sun Microsystems, and local application developers in Europe and Asia. IBM (Smartsuite) and Corel (WordPerfect Suite) have measurable installed bases with their office productivity products. Apple may distribute certain of its application software products with various models of its PCs. The OpenOffice.org project provides a freely downloadable cross-platform application that also has been adapted by various commercial software vendors to sell under their brands, including IBM, Novell, Red Hat, and Sun. Corel's suite and many local software suites around the world are aggressively priced for OEMs to preinstall on low-priced PCs. Google has launched Google Apps, a hosted messaging and productivity suite, and also provides an enterprise search offering that competes with Microsoft Office SharePoint Server for Search, our new enterprise search product. Web-based offerings such as AjaxWrite, gOffice, iNetOffice, SimDesk, ThinkFree, wikiCalc, or other small projects competing with individual applications, can also provide an alternative to Microsoft Office system products. IBM has many different points of competition with Office system products with its Notes and Workplace offerings.

As we continue to respond to market demand for additional functionality and products, we will compete with additional vendors, most notably in enterprise content management and search, collaboration tools, unified communications, and business intelligence. These competitors include Autonomy, Cisco, Endeca, Google, IBM, Oracle, and SAP.

Our Microsoft Dynamics products compete with well-known vendors such as Intuit and Sage in the market focused on providing solutions for small and mid-sized businesses. The market for large organizations and divisions of global enterprises is intensely competitive with a small number of primary vendors including Oracle and SAP. These vendors are positioning many of their business applications to focus more intensely on small and mid-sized businesses. Additionally Salesforce.com's on-demand customer relationship management offerings compete directly with Microsoft Dynamics CRM Online and Microsoft Dynamic CRM's on-premise offerings. We believe our products compete effectively with these vendors based on our strategy of providing interoperable, adaptable solutions that work well with technologies our customers already have.

**Entertainment and Devices Division.** The Entertainment and Devices Division ("EDD") is responsible for developing, producing, and marketing the Xbox video game system, including consoles and accessories, third-party games, games published under the Microsoft brand, and Xbox Live operations, as well as research, sales, and support of those products. In addition to Xbox, we offer the Zune digital music and entertainment device; PC software games; online games; Mediaroom, our Internet protocol television software; mobile and embedded device platforms, Surface computing platform; and other devices. EDD also leads the development efforts of our line of consumer software and hardware products including application software for Macintosh computers and Microsoft PC hardware products, and is responsible for all retail sales and marketing for Microsoft Office and the Windows operating systems.

*Products.* Xbox 360 console and games; Xbox Live; Zune; Mediaroom; numerous consumer software and hardware products (such as mice and keyboards); Windows Mobile software and services platform; Windows Embedded device operating system; Windows Automotive; and Surface computing platform.

*Competition.* Entertainment and devices businesses are highly competitive, characterized by rapid product life cycles, frequent introductions of new products and titles, and the development of new technologies. The markets for our products are characterized by significant price competition. We anticipate continued pricing pressure from our competitors. From time to time, we have responded to this pressure by reducing prices on certain products. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with substantial financial and marketing resources. We compete primarily on the basis of product innovation, quality and variety, timing of product releases, and effectiveness of distribution and marketing.

Our Xbox hardware business competes with console platforms from Nintendo and Sony, both of which have a large, established base of customers. The lifecycle for video game consoles averages five to seven years. We released Xbox 360, our second generation console, in November 2005. Nintendo and Sony released new versions of their game consoles in late 2006. We believe the success of video game consoles is determined by the availability of games for the console, providing exclusive game content that gamers seek, the computational power and reliability of the console, and the ability to create new revenue sources such as advertising and downloadable content. We think the Xbox 360 is positioned well against competitive console products based on significant innovation in hardware architecture, new developer tools, expanded revenue sources, and continued strong exclusive content from our own game franchises such as Halo.

In addition to competing against software published for non-Xbox platforms, our games business also competes with numerous companies that we have licensed to develop and publish software for the Xbox consoles. Zune competes with the Apple iPod and other digital music and entertainment devices. Our PC hardware products face aggressive competition from computer and other hardware manufacturers, many of which are also current or potential partners. Mediaroom faces competition primarily from a variety of competitors that provide elements of an Internet protocol television delivery platform, but that do not provide end-to-end solutions for the network operator. Windows Mobile software and services faces substantial competition from Apple, Nokia, Openwave Systems, Palm, QUALCOMM, Research In Motion, and Symbian. The embedded operating system business is highly fragmented with many competitive offerings. Key competitors include IBM, Wind River, and versions of embeddable Linux from commercial Linux vendors such as Metrowerks and MontaVista Software.

## OPERATIONS

To serve the needs of customers around the world and to improve the quality and usability of products in international markets, we "localize" many of our products to reflect local languages and conventions. Localizing a product may require modifying the user interface, altering dialog boxes, and translating text.

Our operational centers support all operations in their regions, including customer contract and order processing, credit and collections, information processing, and vendor management and logistics. The regional center in Ireland supports the European, Middle Eastern, and African region; the center in Singapore supports the Japan, Greater China and Asia-Pacific region; and the centers in Fargo, North Dakota, Puerto Rico, Redmond, Washington, and Reno, Nevada support Latin America and North America.

We contract most of our manufacturing activities for Xbox 360 and related games, Zune, various retail software packaged products, and Microsoft hardware to third parties. Our products may include some components that are available from only one or limited sources. Our Xbox 360 console includes certain key components that are supplied by a single source. The central processing unit is purchased from IBM and the graphics chips and embedded dynamic random access memory chips for the graphics processing unit are purchased from Taiwan Semiconductor Manufacturing Company and NEC Corporation, respectively. Although we have chosen to initially source these key Xbox 360 components from a single supplier, we are under no obligation to exclusively source components from these vendors in the future. Beyond the exceptions noted, we generally have the ability to use other custom manufacturers if the current vendor becomes unavailable. We generally have multiple sources for raw materials, supplies, and components, and are often able to acquire component parts and materials on a volume discount basis.

## PRODUCT DEVELOPMENT

During fiscal years 2008, 2007, and 2006, research and development expense was $8.2 billion, $7.1 billion, and $6.6 billion, respectively. These amounts represented 14%, 14%, and 15%, respectively, of revenue in each of those years. We plan to continue to make significant investments in a broad range of research and product development efforts.

While most of our software products are developed internally, we also purchase technology, license intellectual property rights, and oversee third-party development and localization of certain products. We believe we are not materially dependent upon licenses and other agreements with third parties relating to the development of our products. Internal development allows us to maintain closer technical control over our products. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. Generally, we also create product documentation internally. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software design. Before releasing new software platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing.

**Investing In Business and Product Development.** Innovation is a key factor in Microsoft's growth. Our model for growth is based on broad adoption of the products and services we develop and market, our willingness to enter new markets, and our ability to embrace and act on disruptive technology trends. We continue our long-term commitment to research and develop, in a wide spectrum of technologies, tools, and platforms spanning communication and collaboration; information access and organization; entertainment; business and e-commerce; and devices. Increasingly, we are taking a global approach to innovation. While our main research and development facilities are located in Redmond, Washington, we also operate research facilities in other parts of the United States and around the world, including Canada, China, Denmark, England, India, Ireland, and Israel. This global approach will help us remain competitive in local markets and enables us to continue to attract top talent from across the globe.

Based on our broad focus on innovation and long-term approach to new markets, we see the following key opportunities for growth:

**Consumer technology.** To build on our strength in the consumer marketplace with Windows Vista, the 2007 Microsoft Office System, Xbox 360, Microsoft Windows Live, Windows Mobile, and Zune, we are focused on delivering products that we believe are compelling and cutting edge in terms of design, features, and functionality. To succeed in consumer technologies, we also are working to define the next era of consumer electronics. In the past, consumer electronics was a hardware-centric business; today, the innovation in consumer electronics devices lies in the software that powers them. This is creating new opportunities for us to deliver end-to-end experiences that connect users to information, communications, entertainment, and people in new and compelling ways.

**Software plus services.** Underlying our opportunities in all of our businesses is a company-wide commitment to embrace software plus services. The ability to combine the power of desktop and server software with the reach of the Internet represents an opportunity across every one of our businesses. As we continue to build out our services platform, we will bring a broad range of new products and service offerings to market that target the needs of large enterprises, small and medium-sized businesses, and consumers.

**Expanding our presence on the desktop, the server, and with developers.** We believe we are well-positioned to build on our strength with businesses of all sizes and with developers. Fiscal year 2008 saw widespread adoption of Windows Vista and the 2007 Microsoft Office system and the launch of Windows Server 2008, SQL Server 2008, and Visual Studio 2008. We will continue to focus expanding adoption of these products in fiscal year 2009, and in providing additional value in security, messaging, systems management, and collaboration. We also continue to focus on developers with the release of new tools such as Silverlight. We will continue to pursue new opportunities in high-performance computing, unified communications, healthcare, and business intelligence. Emerging markets are also an important opportunity for us.

## DISTRIBUTION, SALES AND MARKETING

We distribute our products primarily through the following channels: OEM; distributors and resellers; and online.

**OEM.** Our operating systems are licensed primarily to OEMs under agreements that grant OEMs the right to build computing devices based on our operating systems, principally PCs. Under similar arrangements, we also market and license certain server operating systems, desktop applications, hardware devices, and consumer software products to OEMs. We have OEM agreements covering one or more of our products with virtually all of the major PC OEMs, including Acer, Dell, Fujitsu, Fujitsu Siemens Computers, Gateway, Hewlett-Packard, Lenovo, NEC, Samsung, Sony, and Toshiba. A substantial amount of OEM business is also conducted with system builders, which are low-volume, customized PC vendors operating in local markets.

**Distributors and Resellers.** We license software to organizations under arrangements that allow the end-user customer to acquire multiple licenses of products. Organizations license our products primarily through large account resellers ("LARs"), direct market resellers, and value-added resellers ("VARs"). Many organizations that license products through enterprise agreements transact directly with us, with sales support from our Enterprise Software Advisor channel partners. These Enterprise Software Advisors typically are also authorized as LARs and operate as resellers for our other licensing programs. Although each type of reselling partner reaches organizations of all sizes, LARs are primarily engaged with large organizations and VARs typically reach the small- and medium-sized organizations. Some of our distributors include Ingram Micro and Tech Data, and some of our largest resellers include CDW, Dell, Insight Enterprises, Software House International, and Software Spectrum. Our Microsoft Dynamics software offerings are licensed to enterprises through a global network of channel partners providing vertical solutions and specialized services. We distribute our finished goods products primarily through independent non-exclusive distributors, authorized replicators, resellers, and retail outlets. Individual consumers obtain our products primarily through retail outlets, including Best Buy, Target, and Wal-Mart. We have a network of field sales representatives and field support personnel that solicits orders from distributors and resellers and provides product training and sales support.

Our arrangements for organizations to acquire multiple licenses of products are designed to provide them with a means of doing so without having to acquire separate packaged product through retail channels. In delivering organizational licensing arrangements to the market, we use different programs designed to provide flexibility for organizations of various sizes. While these programs may differ in various parts of the world, generally they include:

**Open licensing.** Designed primarily for small-to-medium organizations (5 to over 250 licenses), this program allows customers to acquire perpetual licenses and, at the customer's election, rights to future versions of software products over a specified time period (generally two years). The offering that conveys rights to future versions of certain software product over the contract period is called Software Assurance. Software Assurance also provides support, tools, and training to help customers deploy and use software efficiently. Under the Open program, customers can acquire licenses only, or licenses with Software Assurance. They can also renew Software Assurance upon the expiration of existing volume licensing agreements.

**Select licensing.** Designed primarily for medium-to-large organizations (greater than 250 licenses), this program allows customers to acquire perpetual licenses and, at the customer's election, Software Assurance, which consists of rights to future versions of certain software products, support, tools, and training over a specified time period (generally three years). Similar to the Open program, customers can acquire licenses only, acquire licenses with Software Assurance, or renew Software Assurance upon the expiration of existing volume licensing agreements.

**Enterprise Agreement licensing.** The Enterprise Agreement is targeted at medium and large organizations that want to acquire perpetual licenses to software products for all or substantial parts of their enterprise, along with rights to future versions of certain software products, support, tools, and training over a specified time period (generally three years).

**Online.** We distribute online content and services through Live Search, Windows Live, Office Live, our MSN portals and channels, the Microsoft Online Services platform, which includes offerings for business, and other online channels. OSB delivers Internet access and various premium services and tools to consumers. OSB also delivers online email and messaging communication services and information services such as online search, advertising, and premium content. EDD operates the Xbox Live service which allows customers to participate in the gaming experience online with other subscribers. We operate and deliver the Microsoft Small Business Center portal. This portal provides tools and expertise for small-business owners to build, market, and manage their businesses online. Other services delivered online include Microsoft Developer Networks subscription content and updates, periodic product updates, and online technical and practice readiness resources to support our partners in developing and selling our products and solutions.

## CUSTOMERS

Our customers include individual consumers, small and medium-sized organizations, enterprises, governmental institutions, educational institutions, Internet service providers, application developers, and OEMs. Consumers and small- and medium-sized organizations obtain our products primarily through resellers and OEMs. No sales to an individual customer accounted for more than 10% of fiscal year 2008 or 2007 revenue. Sales to Dell and its subsidiaries accounted for approximately 11% of fiscal year 2006 revenue. These sales were made primarily through our OEM and volume licensing channels and cover a broad array of products including Windows PC operating systems, Microsoft Office, and server products. Our practice is to ship our products promptly upon receipt of purchase orders from customers; consequently, backlog is not significant.

## EMPLOYEES

As of June 30, 2008, we employed approximately 91,000 people on a full-time basis, 55,000 in the United States and 36,000 internationally. Of the total, 35,000 were in product research and development, 26,000 in sales and marketing, 17,000 in product support and consulting services, 4,000 in manufacturing and distribution, and 9,000 in general and administration. Our success is highly dependent on our ability to attract and retain qualified employees. None of our employees are subject to collective bargaining agreements.

## AVAILABLE INFORMATION

Our Internet address is www.microsoft.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

## RESULTS OF OPERATIONS FOR FISCAL YEARS 2008, 2007, AND 2006

### OVERVIEW

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements ("Notes").

We generate revenue by developing, manufacturing, licensing, and supporting a wide range of software products and services for many different types of computing devices. Our software products and services include operating systems for servers, personal computers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solutions applications; high-performance computing applications; software development tools; and video games. We provide consulting and product support services, and we train and certify computer system integrators and developers. We also design and sell hardware including the Xbox 360 video game console, the Zune digital music and entertainment device, and peripherals. Online offerings and information are delivered through Live Search, Windows Live, Office Live, our MSN portals and channels, and the Microsoft Online Services platform which includes offerings for businesses such as Microsoft Dynamics CRM Online, Exchange Hosted Services, Exchange Online, and SharePoint Online. We enable the delivery of online advertising across our broad range of digital media properties and on Live Search through our proprietary adCenter® platform.

Our revenue historically has fluctuated quarterly and has generally been the highest in the second quarter of our fiscal year due to corporate calendar year-end spending trends in our major markets and holiday season spending by consumers. Our Entertainment and Devices Division is particularly seasonal as its products are aimed at the consumer market and are in highest demand during the holiday shopping season. Typically, the Entertainment and Devices Division has generated over 40% of its yearly segment revenues in our second fiscal quarter. In fiscal year 2007, our revenue was highest in the third quarter due to the recognition of $1.7 billion of revenue previously deferred from the Express Upgrade to Windows Vista and Microsoft Office Technology Guarantee programs and pre-shipments of Windows Vista and the 2007 Microsoft Office system. The technology guarantee programs provided customers who purchased current products with free or discounted rights to Windows Vista and the 2007 Microsoft Office system when those products became available to consumers.

We intend to sustain the long-term growth of our businesses through technological innovation, engineering excellence, and a commitment to delivering high-quality products and services to customers and partners. Recognizing that one of our primary challenges is to help accelerate worldwide PC adoption and software upgrades, we continue to advance the functionality, security, and value of Windows operating systems and to develop operating system versions targeted at emerging markets. We also are increasing our focus on selling our products in emerging markets and reducing the amount of unlicensed software used in those markets. In addition, we continue to develop innovative software applications and solutions that we believe will enhance the productivity of information workers, improve communication and collaboration in work groups, aid business intelligence, and streamline processes for small and mid-sized businesses. To sustain the growth of our Server and Tools business amid competition from other vendors of proprietary and open source software, our goal is to deliver products that provide the best platform for network computing – software that is easiest to deploy and manage, and that is most secure – with the lowest total cost of ownership.

We continue to invest in research and development in existing and new lines of business, including online solutions, business solutions, mobile computing, communication, entertainment, and other areas that we believe may contribute to our long-term growth. We also invest in research and development of advanced technologies for future software products. We believe that delivering innovative and high-value solutions through our integrated platform is the key to meeting customer needs and to our future growth.

We believe that over the last few years we have laid a foundation for long-term growth by delivering innovative products, creating opportunities for partners, improving customer satisfaction with key audiences, and improving our internal business processes. Our focus in fiscal year 2009 is to continue to build on this foundation and to continue to execute well in key areas, including continuing to innovate on our integrated software platform, responding effectively to customer and partner needs, and continuing to focus internally on product excellence, business efficacy, and accountability across the company.

Key market opportunities include:

**Consumer technology.** We are focused on delivering consumer software products that we believe are compelling in terms of design, features, and functionality. We also are working to define the next era of consumer electronics through the development of innovative software that runs on a wide range of devices and connects people quickly and easily to the information, experiences, and communities they care about.

**Software plus services.** The ability to combine the power of desktop and server software with the reach of the Internet represents an opportunity across every one of our businesses. We believe our software plus services approach will enable us to deliver new experiences to end users and new value to businesses.

**Expanding our presence on the desktop, the server, and with developers.** Through our ability to deliver additional value in security, messaging, systems management, and collaboration, and new technology for high-performance computing, unified communications, and business intelligence, we believe we are well-positioned to build on our strength with businesses of all sizes and with developers. Fiscal year 2008 saw widespread adoption of Windows Vista and the 2007 Microsoft Office system and the launch of Windows Server 2008, SQL Server 2008, and Visual Studio 2008.

**Summary of Results for Fiscal Years 2008, 2007, and 2006**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$60,420** | $51,122 | $44,282 | 18% | 15% |
| Operating income | **$22,492** | $18,524 | $16,472 | 21% | 12% |
| Diluted earnings per share | **$ 1.87** | $ 1.42 | $ 1.20 | 32% | 18% |

*Fiscal year 2008 compared with fiscal year 2007*

Revenue growth was driven primarily by increased licensing of the 2007 Microsoft Office system, increased Xbox 360 platform sales, increased revenue associated with Windows Server and SQL Server, and increased licensing of Windows Vista. Foreign currency exchange rates accounted for a $1.6 billion or three percentage point increase in revenue during the year.

Operating income increased primarily reflecting increased revenue, partially offset by increased headcount-related expenses, increased costs for legal settlements and legal contingencies, and increased cost of revenue. Headcount-related expenses increased 12%, reflecting an increase in headcount during the year. We incurred $1.8 billion of legal charges during the year primarily related to the European Commission fine of $1.4 billion (€899 million) as compared with $511 million of legal charges during the prior year. Cost of revenue increased $905 million or 8%, reflecting increased data center and equipment costs, online content expenses, and increased costs associated with the growth in our consulting services, partially offset by decreased Xbox 360 costs. The decreased Xbox 360 costs reflect the $1.1 billion charge in fiscal year 2007 related to the expansion of our Xbox 360 warranty coverage as discussed below, partially offset by increased Xbox 360 product costs reflecting growth in unit console sales.

The diluted earnings per share growth was impacted by the $1.1 billion Xbox 360 charge in fiscal year 2007 and current year share repurchases.

*Fiscal year 2007 compared with fiscal year 2006*

Revenue growth was driven primarily by licensing of the 2007 Microsoft Office system and Windows Vista, increased revenue associated with SQL Server, Windows Server, and Visual Studio, and increased Xbox 360 platform sales. Foreign currency exchange rates did not have a significant impact on consolidated revenue during the year.

Operating income growth was driven primarily by increased revenue and decreased costs for legal settlements and legal contingencies, partially offset by increased cost of revenue associated with Xbox 360 and Windows Vista, increased OSB data centers costs, and increased sales and marketing expenses. In July 2007, we expanded our global Xbox 360 warranty coverage to three years from the date of purchase for a general hardware failure indicated by three flashing red lights. As a result, we recorded a $1.1 billion charge in fiscal year 2007 for anticipated costs under the warranty policy, inventory write-downs, and product returns. The increase in sales and marketing expenses was primarily driven by increased headcount-related expenses and marketing costs related to product launches. Headcount-related expenses increased 18%, driven by an increase in headcount during the year.

*Fiscal Year 2009 Outlook*

Global macroeconomic factors have a strong correlation to demand for our software, services, hardware, and online offerings. In fiscal year 2009, we expect a broad continuation of the economic conditions and demand we experienced during the latter part of fiscal year 2008. In fiscal year 2009, we expect double digit revenue growth and we estimate PC shipments will grow between 12% and 14%. Within the overall PC market, we expect current trends to continue with consumer segment growth exceeding that of the business segment and emerging market growth exceeding that of mature markets.

## SEGMENT PRODUCT REVENUE/OPERATING INCOME (LOSS)

The revenue and operating income (loss) amounts in this section are presented on a basis consistent with U.S. Generally Accepted Accounting Principles ("GAAP") and include certain reconciling items attributable to each of the segments. The segment information appearing in Note 19 – Segment Information of the Notes to Financial Statements is presented on a basis consistent with the Company's internal management reporting, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Certain corporate-level activity has been excluded from our segment operating results and is presented separately. Prior period amounts have been recast to conform to the way we internally manage and monitor performance at the segment level during the current period.

### Client

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$16,865** | $14,976 | $13,107 | 13% | 14% |
| Operating income | **$13,052** | $11,467 | $10,208 | 14% | 12% |

Client offerings consist of premium and standard edition Windows operating systems. Premium editions are those that include additional functionality and are sold at a price above our standard editions. Premium editions include Windows Vista Business, Windows Vista Home Premium, Windows Vista Ultimate, Windows Vista Enterprise, Windows XP Professional, Windows XP Media Center Edition, and Windows XP Tablet PC Edition. Standard editions include Windows Vista Home Basic and Windows XP Home. Client revenue growth generally correlates with the growth of PC purchases from OEMs that pre-install versions of Windows operating systems because the OEM channel accounts for over 80% of total Client revenue. The differences between unit growth rates and revenue growth rates from year to year are affected by changes in the mix of OEM Windows operating systems licensed with premium edition operating systems as a percentage of total OEM Windows operating systems licensed ("OEM premium mix"), changes in the geographical mix, and changes in the channel mix of products sold by large, multi-national OEMs versus those sold by local and regional system builders.

*Fiscal year 2008 compared with fiscal year 2007*

Client revenue increased reflecting growth in licensing of Windows Vista. By the end of fiscal year 2008, more than 180 million Windows Vista licenses had been sold (approximately 130 million were sold during fiscal year 2008) and millions of enterprise seats had been deployed. OEM revenue increased $1.7 billion or 13%, driven by 16% growth in OEM license units. Revenue from commercial and retail licensing of Windows operating systems increased $209 million or 8%, primarily from Enterprise Agreements and anti-piracy efforts in emerging markets. During the year, the OEM premium mix increased seven percentage points to 74%, reflecting strong demand for Windows Vista Home Premium. Based on our estimates, total worldwide PC shipments from all sources grew approximately 12% to 14%, driven by demand in both emerging and mature markets.

Client operating income increased reflecting increased revenue, partially offset by increased sales and marketing expenses and cost of revenue. Sales and marketing expenses increased $149 million or 10%, primarily reflecting increased expenses associated with our corporate sales force. Cost of revenue increased $115 million or 13%, primarily driven by Windows Vista product costs.

*Fiscal year 2007 compared with fiscal year 2006*

Client revenue increased primarily reflecting licensing of Windows Vista. OEM revenue increased $1.4 billion or 13% driven by 13% growth in OEM license units while revenue from commercial and retail licensing of Windows operating systems increased $447 million or 22%. During the year, the OEM premium mix increased 15 percentage points to 67%. We estimate total worldwide PC shipments from all sources grew 10% to 12% driven by demand in both emerging and mature markets.

Client operating income increased reflecting the increased revenue and decreased research and development costs, partially offset by increased Windows Vista product costs and sales and marketing expenses for launch-related programs. The decrease in research and development expenses reflected the capitalization of certain Windows Vista software development costs and completion of product development on Windows Vista. Headcount-related expenses decreased 7%, primarily driven by a decrease in headcount during the year.

*Fiscal Year 2009 Outlook*

We expect PC market growth will exceed Client revenue growth. We believe PC unit growth rates will be higher in the consumer segment than in the business segment and higher in emerging markets than in mature markets.

**Server and Tools**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$13,170** | $11,171 | $9,665 | 18% | 16% |
| Operating income | **$ 4,593** | $ 3,643 | $2,868 | 26% | 27% |

Server and Tools concentrates on licensing products, applications, tools, content, and services that make information technology professionals and developers more productive and efficient. Server and Tools offerings consist of server software licenses and client access licenses ("CAL") for Windows Server, Microsoft SQL Server, and other server products. We also offer developer tools, training, certification, Microsoft Press, Premier and Professional product support services, and Microsoft Consulting Services. Server products can be run on-site, in a hosted environment, or in a Web-based environment. We use multiple channels for licensing, including pre-installed OEM versions, licenses through partners, and licenses directly to end customers. We sell licenses both as one-time licenses and as multi-year volume licenses.

*Fiscal year 2008 compared with fiscal year 2007*

Server and Tools revenue increased reflecting growth in product and services revenue and included a favorable impact from foreign currency exchange rates of $464 million or four percentage points. Server and server application revenue (including CAL revenue) and developer tools revenue increased $1.4 billion or 15%, primarily driven by growth in volume licensing of Windows Server and SQL Server products. This growth reflects broad adoption of the Windows Platform and applications with the releases of Windows Server 2008 and Visual Studio 2008 during the fiscal year. Consulting and Premier and Professional product support services revenue increased $593 million or 29%, primarily due to higher demand for consulting and support services by corporate enterprises.

Server and Tools operating income increased primarily due to growth in high-margin product revenue, partially offset by increased sales and marketing expenses, cost of revenue, and research and development expenses. Sales and marketing expenses increased $475 million or 14%, due to higher expenses associated with our corporate sales force. Cost of revenue increased $394 million or 18%, reflecting the growth in Consulting and Premier and

Professional product support services. Research and development expenses increased $183 million or 11%, primarily driven by increased headcount-related expenses. Headcount-related expenses increased 8%, driven by an increase in headcount during the year.

*Fiscal year 2007 compared with fiscal year 2006*

Server and server application revenue (including CAL revenue) and developer tools, training, and certification revenue increased $1.1 billion or 13%, and included a favorable impact from foreign currency exchange rates of $168 million or two percentage points. The increase in server and server application revenue was primarily driven by increased revenue associated with SQL Server, Windows Server, and Visual Studio. The results reflect broad adoption of Windows Server products, especially SQL Server which grew over 20%. Consulting and Premier and Professional product support services revenue increased $428 million or 26%, primarily due to higher demand for Premier services by corporate enterprises.

Server and Tools operating income increased reflecting the increased revenue, partially offset by growth in headcount-related expenses and cost of revenue for services. Headcount-related expenses increased 14%, driven by an increase in headcount during the year. Cost of revenue increased $260 million or 14%, reflecting growth in Consulting and Premier and Professional product support services.

*Fiscal Year 2009 Outlook*

We expect continued growth in both product and services revenue driven by strong customer demand for the recently released Windows Server 2008 and Visual Studio 2008 and upcoming release of SQL Server 2008.

**Online Services Business**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$ 3,214** | $2,441 | $2,296 | 32% | 6% |
| Operating income (loss) | **$(1,233)** | $ (617) | $ 5 | (100)% | * |

* *Not meaningful*

Online Services Business ("OSB") consists of an on-line advertising platform with offerings for both publishers and advertisers, personal communications services such as email and instant messaging, online information offerings such as Live Search, and the MSN portals and channels around the world. We earn revenue primarily from online advertising, including search, display, and email and messaging services. Revenue is also generated through subscriptions and transactions generated from online paid services, from advertiser and publisher tools, digital marketing and advertising agency services, and from MSN narrowband Internet access subscribers. We continue to launch new online offerings and expect to do so in the future. During fiscal year 2008, we launched new releases of Windows Live Search, the Windows Live suite of applications and services, and updated our MSN Video Service. In addition, we launched a new release of adCenter and expanded our advertising platform portfolio.

During the first quarter of fiscal year 2008, we completed our acquisition of aQuantive, Inc. ("aQuantive"), a digital marketing business which we expect will play a key role in the development of our advertising business. aQuantive earns revenue from online advertising and from digital marketing and advertising agency services. We believe the acquisition will help us build and support next-generation advertiser and publisher solutions in environments such as cross-media planning, video-on-demand, and Internet protocol television. aQuantive was consolidated into our results of operations starting August 10, 2007, the acquisition date.

*Proposed Acquisition of Yahoo! Inc.*

To accelerate our advertising strategy, during fiscal year 2008 we submitted a proposal to the Yahoo! Inc. board of directors to acquire all of the outstanding shares of Yahoo!. After careful consideration, we determined that the price demanded by Yahoo! was not in the best interest of our shareholders and we withdrew our proposal to acquire the company. Subsequently, we submitted several proposals to purchase Yahoo!'s search business and make an investment in Yahoo!, all of which were rejected by Yahoo!. We continue to invest heavily in new tools, Web experiences, improved search performance, and advertiser satisfaction, and we will continue to seek to build our scale through organic growth, partnerships, and strategic acquisitions.

*Fiscal year 2008 compared with fiscal year 2007*

OSB revenue increased driven by increased online advertising revenue and the inclusion of aQuantive revenue, partially offset by decreased access revenue. Online advertising revenue increased $553 million or 31%, to $2.3 billion. This increase reflects growth in our existing online advertising business and includes aQuantive online advertising revenue of $161 million. Agency revenue, which is solely derived from aQuantive, was $345 million during the year. Access revenue decreased $98 million or 28%, to $256 million, reflecting migration of subscribers to broadband or other competitively-priced service providers. As of June 30, 2008, we estimate we had approximately 460 million Windows Live IDs compared with 382 million as of the same date last year.

OSB operating loss increased driven by increased cost of revenue and other operating expenses, partially offset by increased revenue. Cost of revenue increased $796 million or 71%, primarily driven by increased data center and equipment costs, online content expenses, and aQuantive-related expenses. Sales and marketing expenses increased $300 million or 35%, primarily due to increased amortization of customer-related intangible assets of $94 million, increased headcount-related expenses, and increased marketing costs. Research and development expenses increased $177 million or 18%, and general and administrative expenses increased $117 million or 175%, primarily reflecting increased headcount-related expenses and merger and acquisition-related expenses. Headcount-related expenses increased 24%, driven by an increase in headcount during the year.

*Fiscal year 2007 compared with fiscal year 2006*

OSB revenue increased driven primarily by advertising revenue which grew $283 million or 19%, to $1.8 billion. This increase was primarily due to growth in advertising for search, home page, email, and messaging services. The increase in advertising revenue was partially offset by a $156 million or 31% decrease in access revenue.

OSB operating loss increased driven primarily by increased cost of revenue which grew $336 million or 42%, and increased headcount-related expenses as a result of continued search and advertising platform investments. The increase in cost of revenue was primarily driven by increased data center costs, online content expenses, and royalties. Headcount-related expenses increased 31%, driven by an increase in headcount during the year.

*Fiscal Year 2009 Outlook*

We expect revenue, including advertising revenue, to increase in fiscal year 2009 as we begin to see returns from investments we have made, including our acquisition of aQuantive. We also expect operating expenses to increase as we continue to invest in our long-term strategy.

**Microsoft Business Division**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$18,932** | $16,402 | $14,465 | 15% | 13% |
| Operating income | **$12,358** | $10,777 | $ 9,534 | 15% | 13% |

Microsoft Business Division ("MBD") offerings consist of the Microsoft Office system and Microsoft Dynamics business solutions. Microsoft Office system products are designed to increase personal, team, and organization productivity through a range of programs, services, and software solutions. Growth of revenue from the Microsoft Office system offerings, which generate over 90% of MBD revenue, depends on our ability to add value to the core Office product set and to continue to expand our product offerings in other information worker areas such as enterprise content management, collaboration, unified communications, and business intelligence. Microsoft

Dynamics products provide business solutions for financial management, customer relationship management, supply chain management, and analytics applications for small and mid-size businesses, large organizations, and divisions of global enterprises. We evaluate our results based upon the nature of the end user in two primary parts: business revenue, which includes Microsoft Office system revenue generated through volume licensing agreements and Microsoft Dynamics revenue, and consumer revenue, which includes revenue from retail packaged product sales and OEM revenue. In April 2008, we completed our acquisition of Fast Search & Transfer ASA ("FAST"), an enterprise search company. We believe the acquisition will broaden our enterprise search technology product offerings to businesses and will enable innovations in related areas such as our portal and content management.

*Fiscal year 2008 compared with fiscal year 2007*

MBD revenue increased reflecting growth in licensing of the 2007 Microsoft Office system and included a favorable impact from foreign currency exchange rates of $724 million or four percentage points. Business revenue increased $2.6 billion or 21%, primarily as a result of growth in volume licensing agreement revenue and strong transactional license sales to businesses. The increase in business revenue also included a 21% increase in Microsoft Dynamics customer billings. Consumer revenue decreased $80 million or 2%, reflecting the consumer launch of the 2007 Microsoft Office system in the prior fiscal year.

MBD operating income increased reflecting growth in revenue, partially offset by increased sales and marketing expenses, research and development expenses, and cost of revenue. Sales and marketing expenses increased $462 million or 13%, reflecting increased expenses associated with our corporate sales force. Research and development expenses increased $228 million or 18%, primarily driven by an increase in headcount-related expenses and a $35 million in-process research and development expense related to the acquisition of FAST. Cost of revenue increased $225 million or 29%, primarily driven by an increase in online services infrastructure costs and product costs related to retail packaged product sales. Headcount-related expenses increased 10%, driven by an increase in headcount during the year.

*Fiscal year 2007 compared with fiscal year 2006*

MBD revenue increased primarily reflecting licensing of the 2007 Microsoft Office system and included a favorable impact from foreign currency exchange rates of $247 million or two percentage points. Revenue from consumer sales increased $339 million or 10% while revenue from business sales increased $1.6 billion or 15%. The increase in business revenue included a 21% increase in Microsoft Dynamics customer billings.

MBD operating income increased reflecting the increased revenue, partially offset by increased sales and marketing expenses and cost of revenue primarily associated with the 2007 Microsoft Office system. The increase in sales and marketing expenses reflected increased headcount-related expenses, increased sales support costs from our Enterprise Software Advisor channel partners, and increased launch-related marketing expenses. Headcount-related expenses increased 8%, driven by an increase in headcount during the year.

*Fiscal Year 2009 Outlook*

We expect revenue to continue to increase over the prior year due to the strong performance of the 2007 Microsoft Office system and business demand for other applications. Fiscal year 2009 represents an important year in delivering on our software plus services strategy with the upcoming releases of Exchange Online, SharePoint Online, and Office Communication Server Online.

**Entertainment and Devices Division**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Revenue | **$8,140** | $ 6,069 | $ 4,732 | 34% | 28% |
| Operating income (loss) | **$ 426** | $(1,969) | $(1,339) | * | (47)% |

* *Not meaningful*

Entertainment and Devices Division ("EDD") offerings include the Xbox 360 platform (which includes the Microsoft Xbox video game console system, Xbox 360 video games, Xbox Live, and Xbox 360 accessories), the Zune digital music and entertainment platform, PC software games, online games and services, Mediaroom (our Internet protocol television software), the Surface computing platform, mobile and embedded device platforms, and other devices. EDD leads the development efforts for our line of consumer software and hardware products including application software for Macintosh computers and Microsoft PC hardware products, and is responsible for all retail sales and marketing for Microsoft Office and the Windows operating systems. In April 2008, we acquired Danger, Inc. ("Danger"), a software-as-a-service company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers.

*Fiscal year 2008 compared with fiscal year 2007*

EDD revenue increased primarily due to increased Xbox 360 platform sales. Xbox 360 platform and PC game revenue increased $1.7 billion or 41% as a result of increased Xbox 360 console sales, video game sales led by Halo 3, Xbox Live revenue, and Xbox 360 accessory sales. We shipped 8.7 million Xbox 360 consoles during fiscal year 2008, compared with 6.6 million Xbox 360 consoles during fiscal year 2007.

EDD operating income increased primarily due to increased revenue and decreased cost of revenue, partially offset by increased research and development expenses and sales and marketing expenses. Cost of revenue decreased $683 million or 13%, reflecting the impact of the $1.1 billion Xbox 360 charge in fiscal year 2007 (which primarily related to the warranty expansion), partially offset by increased Xbox 360 product costs related to increased unit console sales. Research and development expenses increased $242 million or 18%, primarily reflecting increased headcount-related expenses and costs related to the acquisition of Danger, including a $24 million in-process research and development expense. Sales and marketing expenses increased $93 million or 8%, primarily reflecting increased headcount-related expenses and increased bad debt expense. Headcount-related expenses increased 21%, driven by an increase in headcount during the year.

*Fiscal year 2007 compared with fiscal year 2006*

EDD revenue increased primarily due to increased Xbox 360 platform and Zune sales. We shipped 6.6 million Xbox 360 consoles during fiscal year 2007 as compared to 5.0 million consoles during fiscal year 2006. Xbox and PC game revenue increased $650 million or 19% as a result of increased Xbox 360 platform sales, partially offset by decreased sales of the first generation Xbox console and related accessories and video games. Zune, consumer hardware and software, and Mediaroom revenue increased $539 million or 65% primarily driven by the Zune launch in November 2006.

EDD operating loss increased primarily due to the $1.1 billion Xbox 360 charge recognized in the fourth quarter of fiscal year 2007 and Zune launch-related expenses. The increase in operating loss was partially offset by increased Xbox 360 platform sales and decreased Xbox 360 console manufacturing costs. Headcount-related expenses increased 14%, driven by an increase in headcount during the year.

*Fiscal Year 2009 Outlook*

We expect revenue to be flat or to decrease due to year-over-year variations in product launches, volume, mix, and prices across our portfolio of products and services. We expect sustained profitability for fiscal year 2009.

**Corporate-Level Activity**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Corporate-level activity | **$(6,704)** | $(4,777) | $(4,804) | (40)% | 1% |

Certain corporate-level activity, including expenses related to corporate operations associated with broad-based sales and marketing, product support services, human resources, legal, finance, information technology, corporate development and procurement activities, research and development and other costs, and legal settlements and contingencies, is not allocated to our segments.

*Fiscal year 2008 compared with fiscal year 2007*

Corporate-level expenses increased during fiscal year 2008, reflecting increased costs for legal settlements and legal contingencies and a 12% increase in headcount-related expenses. We incurred $1.8 billion of legal charges during the year primarily related to the European Commission fine of $1.4 billion (€899 million) as compared with $511 million of legal charges during the prior year. The increase in headcount-related expenses reflects an increase in headcount during the year.

*Fiscal year 2007 compared with fiscal year 2006*

Corporate-level expenses increased primarily driven by increased headcount-related expenses offset by decreased costs for legal settlements and legal contingencies. Headcount-related expenses increased 25%, driven by an increase in headcount and an increase in salaries and benefits for existing headcount. We incurred $511 million in legal charges during fiscal year 2007, primarily related to antitrust and unfair competition consumer class actions, intellectual property claims, and an extension payment to Sun Microsystems, Inc. under our Limited Patent Covenant and Standstill Agreement. We incurred $1.3 billion in legal charges during fiscal year 2006 which included settlement expense of $361 million related to our settlement with RealNetworks, Inc. as well as other intellectual property and antitrust matters, a $351 million (€281 million) fine imposed by the European Commission in July 2006 related to its 2004 decision in its competition law investigation of Microsoft, and an extension payment to Sun Microsystems, Inc.

### *Operating Expenses*

#### Cost of Revenue

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Cost of revenue | **$11,598** | $10,693 | $7,650 | 8% | 40% |
| As a percent of revenue | **19%** | 21% | 17% | (2)ppt | 4ppt |

Cost of revenue includes manufacturing and distribution costs for products sold and programs licensed, operating costs related to product support service centers and product distribution centers, costs incurred to support and maintain Internet-based products and services, warranty costs, inventory valuation adjustments, costs associated with the delivery of consulting services, and the amortization of capitalized research and development costs associated with software products that have reached technological feasibility. Cost of revenue increased in fiscal year 2008, reflecting increased data center and equipment costs, online content expenses, and increased costs associated with the growth in our consulting services, partially offset by decreased Xbox 360 costs. Xbox 360 costs decreased because of the $1.1 billion charge in fiscal year 2007 (which primarily related to the expansion of our Xbox 360 warranty coverage), partially offset by increased Xbox 360 product costs, reflecting growth in unit console sales. Cost of revenue increased in fiscal year 2007, primarily driven by the Xbox 360 warranty charge, increased Windows Vista product costs, increased OSB data center costs, and costs associated with the growth in consulting services.

#### Research and Development

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Research and development | **$8,164** | $7,121 | $6,584 | 15% | 8% |
| As a percent of revenue | **14%** | 14% | 15% | –ppt | (1)ppt |

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, the amortization of purchased software code and services content, and in-process research and development. Research and development expenses increased during fiscal year 2008 reflecting increased headcount-related expenses, increased product development costs, and in-process research and development expenses related to acquisitions during the year. Headcount-related expenses increased 12% during fiscal year 2008, reflecting an increase in headcount during the year. Research and development costs increased during fiscal year 2007, primarily due to increased headcount-related expenses which grew 8%, reflecting growth in headcount during the year.

**Sales and Marketing**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Sales and marketing | **$13,039** | $11,455 | $9,818 | 14% | 17% |
| As a percent of revenue | **22%** | 22% | 22% | –ppt | –ppt |

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel and advertising, promotions, trade shows, seminars, and other programs. Sales and marketing expenses increased during fiscal year 2008, primarily reflecting increased headcount-related expenses and increased corporate marketing and advertising campaigns. Headcount-related expenses increased 14% during fiscal year 2008, reflecting an increase in headcount during the year. Sales and marketing expenses increased during fiscal year 2007 primarily because of increased headcount-related expenses and increased marketing costs related to product launches. Headcount-related expenses increased 22% during fiscal year 2007, driven by an increase in headcount during the year.

**General and Administrative**

| (In millions, except percentages) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| General and administrative | **$5,127** | $3,329 | $3,758 | 54% | (11)% |
| As a percent of revenue | **8%** | 7% | 8% | 1ppt | (1)ppt |

General and administrative costs include payroll, employee benefits, stock-based compensation expense and other headcount-related expenses associated with finance, legal, facilities, certain human resources, other administrative headcount, and legal and other administrative fees. General and administrative expenses increased during fiscal year 2008, reflecting increased costs for legal settlements and legal contingencies, increased consulting and professional fees, and increased headcount-related expenses. We incurred $1.8 billion of legal charges during fiscal year 2008, primarily related to the European Commission fine of $1.4 billion (€899 million) as compared with $511 million of legal charges during fiscal year 2007. Headcount-related expenses increased 7% during fiscal year 2008, reflecting an increase in headcount during the year. During fiscal year 2007, we incurred $511 million of legal charges primarily related to antitrust and unfair competition consumer class actions, intellectual property claims, and extension payment to Sun Microsystems, Inc. as compared with $1.3 billion of legal charges in fiscal year 2006. Headcount-related expenses increased 15% during fiscal year 2007, driven by an increase in headcount during the year.

### *Investment Income and Other*

The components of investment income and other were as follows:

| (In millions) | 2008 | 2007 | 2006 | Percentage Change 2008 versus 2007 | Percentage Change 2007 versus 2006 |
|---|---|---|---|---|---|
| Dividends and interest | **$ 888** | $1,319 | $1,510 | (33)% | (13)% |
| Net recognized gains on investments | **346** | 650 | 161 | (47)% | 304% |
| Net gains (losses) on derivatives | **226** | (358) | (99) | * | 262% |
| Other | **(138)** | (34) | 218 | 306% | * |
| Investment income and other | **$1,322** | $1,577 | $1,790 | (16)% | (12)% |

* *Not meaningful*

*Fiscal year 2008 compared with fiscal year 2007*

Dividends and interest income decreased reflecting lower interest rates on our fixed-income investments and a reduction in the average balance of interest-bearing investments owned. Net recognized gains on investments, which include other-than-temporary impairments of $312 million during fiscal year 2008 and $25 million during fiscal year 2007, decreased primarily due to declines in equity values as a result of the recent stock market decline. Net gains on derivatives increased primarily due to higher net gains on equity, commodity, and interest rate derivatives. Other of $138 million includes the correction of several immaterial items from prior periods.

*Fiscal year 2007 compared with fiscal year 2006*

Dividends and interest income declined reflecting a decline in the average balance of dividend and interest-bearing investments owned, partly offset by higher interest rates received on our fixed-income investments. Net recognized gains on investments, which include other-than-temporary impairments of $25 million during fiscal year 2007 and $408 million in fiscal year 2006, increased primarily due to lower other-than-temporary impairments and gains on sales of fixed-income investments as compared to losses in fiscal year 2006, partly offset by fewer gains on the sale of equity investments. Derivative losses were primarily driven by net losses in time value on foreign currency contracts used to hedge anticipated foreign currency revenues. Other in fiscal year 2006 includes $195 million of gains that resulted from the restructuring of joint venture relationships between Microsoft and NBC related to MSNBC Cable L.L.C. and MSNBC Interactive News, L.L.C.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. We employ a systematic methodology that considers available evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, among other factors, we evaluate general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

We lend certain fixed-income and equity securities to increase investment returns. The loaned securities continue to be carried as investments on our balance sheet. Collateral and/or security interest is determined based upon the underlying security and the creditworthiness of the borrower. Cash collateral is recorded as an asset with a corresponding liability.

We use derivative instruments to manage exposures to interest rates, equity prices, and foreign currency markets and to facilitate portfolio diversification. Gains and losses arising from derivatives not designated as accounting hedges are in large part economically offset by unrealized losses and gains, respectively, in the underlying securities which are recorded as a component of other comprehensive income.

***Income Taxes***

Our effective tax rates for fiscal years 2008, 2007, and 2006 were 26%, 30%, and 31%, respectively. Our effective tax rates are less than the statutory tax rate due to foreign earnings taxed at lower rates. The decreased rate in fiscal year 2008 resulted from resolution of tax positions related to our settlement with the Internal Revenue Service ("IRS") for its 2000-2003 examination. This decline was partially offset by the tax effect of the European Commission fine of $1.4 billion (€899 million), which was not tax deductible. The fiscal year 2007 rate reflects a recurring effective tax rate of 31%, offset by a $195 million reduction resulting from various changes in tax positions taken in prior periods, related primarily to favorable developments in an IRS position and multiple foreign audit assessments. During fiscal year 2006, we recorded a tax benefit of $108 million from the resolution of state audits and recorded a charge of $351 million (€281 million) from the European Commission fine which was not tax deductible.

On July 1, 2007, we adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Adopting FIN 48 had the following impact on our financial statements: increased current assets by $228 million, long-term assets by $1.1 billion, long-term liabilities by $2.1 billion, and our retained deficit by $395 million; and decreased our income taxes payable by $394 million. As of June 30, 2008, we had $3.2 billion of unrecognized tax benefits of which $2.3 billion, if recognized, would affect our effective tax rate. As of July 1, 2007, we had $7.1 billion of unrecognized tax benefits of which $5.3 billion, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest totaled $121 million in fiscal year 2008. As of June 30, 2008 and July 1, 2007, we had accrued interest related to uncertain tax positions of $324 million and $863 million, respectively, net of federal income tax benefits, on our balance sheets.

**Financial Condition**

Cash, cash equivalents, and short-term investments totaled $23.7 billion and $23.4 billion as of June 30, 2008 and 2007, respectively. Equity and other investments were $6.6 billion and $10.1 billion as of June 30, 2008 and 2007, respectively. Our investments consist primarily of fixed-income securities, diversified among industries and individual issuers. Our investments are generally liquid and investment grade. The portfolio is invested predominantly in U.S.-dollar-denominated securities, but also includes foreign-denominated securities in order to diversify financial risk. As a result of the special dividend paid in the second quarter of fiscal year 2005 and shares repurchased, our retained deficit, including accumulated other comprehensive income, was $26.6 billion at June 30, 2008. Our retained deficit is not expected to impact our future ability to operate or pay dividends given our continuing profitability and strong cash and financial position.

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to price positions. This pricing methodology applies to exchange-traded mutual funds, domestic and international equities, U.S. treasuries, and agency securities. If quoted prices in active markets for identical assets or liabilities are not available to price positions, then we use inputs other than the quoted prices that are observable either directly or indirectly. Assets and liabilities measured using unobservable inputs are an immaterial portion of our portfolio.

While we own certain mortgage- and asset-backed fixed-income securities, our portfolio as of June 30, 2008 does not contain direct exposure to subprime mortgages or structured vehicles that derive their value from subprime collateral. The majority of the mortgage-backed securities are collateralized by prime residential mortgages and carry a 100% principal and interest guarantee, primarily from Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Government National Mortgage Association. The remainder of the mortgage position is collateralized by high quality international prime residential mortgage loans.

***Unearned Revenue***

Unearned revenue is comprised of the following items:

**Volume licensing programs** – Represents customer billings for multi-year licensing arrangements, paid either upfront or annually at the beginning of each billing coverage period, which are accounted for as subscriptions with revenue recognized ratably over the billing coverage period.

**Undelivered elements** – Represents free post-delivery telephone support and the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. This revenue deferral is applicable for Windows XP and prior versions shipped as retail packaged products, products licensed to original equipment manufacturers ("OEM"), and perpetual licenses for current products under our Open and Select volume licensing programs. The amount recorded as unearned is based on the sales price of those elements when sold separately and is recognized ratably on a straight-line basis over the related product's life cycle. The percentage of revenue recorded as unearned due to undelivered elements ranges from approximately 15% to 25% of the sales price for Windows XP Home and approximately 5% to 15% of the sales price for Windows XP Professional, depending on the terms and conditions of the license and prices of the elements. Product life cycles are currently estimated at three and one-half years for Windows operating systems.

**Other** – Represents payments for post-delivery support and consulting services to be performed in the future, online advertising for which the advertisement has yet to be displayed, Microsoft Dynamics business solutions products, Xbox Live subscriptions, Mediaroom, and other offerings for which we have been paid upfront and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The following table outlines the expected recognition of unearned revenue as of June 30, 2008:

| (In millions) | Recognition of Unearned Revenue |
|---|---|
| Three months ended: | |
| September 30, 2008 | **$ 5,120** |
| December 31, 2008 | **4,033** |
| March 31, 2009 | **2,775** |
| June 30, 2009 | **1,469** |
| Thereafter | **1,900** |
| Unearned revenue | **$15,297** |

## Cash Flows

*Fiscal year 2008 compared with fiscal year 2007*

Cash flow from operations increased $3.8 billion due to an increase in cash received from customers driven by 18% revenue growth, partially offset by the $1.4 billion (€899 million) payment of the European Commission fine. Cash used for financing decreased $11.6 billion primarily due to a $15.0 billion decrease in common stock repurchases, partially offset by a $3.3 billion decrease in cash proceeds from the issuance of common stock. Cash used for investing was $4.6 billion for fiscal year 2008 as compared with cash provided of $6.1 billion for fiscal year 2007. This decrease was primarily due to a $6.9 billion increase in cash paid for acquisition of companies, reflecting the purchase of aQuantive in the first quarter of fiscal year 2008, a $918 million increase in purchases of property and equipment, and a $3.1 billion decrease in cash from combined investment purchases, sales, and maturities.

As a result of our settlement related to the 2000-2003 examination, we paid the IRS approximately $3.1 billion during the first quarter of fiscal year 2009.

*Fiscal year 2007 compared with fiscal year 2006*

Cash flow from operations increased $3.4 billion due to an increase in cash received from customers driven by 15% revenue growth, along with a $1.6 billion decrease in cash outflow for other current assets primarily reflecting changes in inventory. Cash used for financing increased $4.0 billion. Several events occurred during fiscal year 2007 affecting cash used for financing. We issued $6.8 billion of common stock, including $3.3 billion related to 113 million call options exercised by JPMorgan in December 2006. We also completed our tender offer on August 17, 2006, which was included in the $27.6 billion of common stock repurchases. Cash from investing decreased $1.9 billion due to a $3.5 billion decline in securities lending activity where cash collateral is received from the counterparty along with $1.2 billion spent on acquisitions of companies and additions to property and equipment. These impacts were partially offset by a $2.8 billion increase in net cash from combined investment purchases, sales, and maturities.

We have no material long-term debt. Stockholders' equity at June 30, 2008, was $36.3 billion. We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology. Additions to property and equipment will continue, including new facilities, data centers, and computer systems for research and development, sales and marketing, support, and administrative staff. Commitments for constructing new buildings were $1.2 billion on June 30, 2008. We have operating leases for most U.S. and international sales and support offices and certain equipment under which we incurred rental expense totaling $398 million, $325 million, and $271 million in fiscal years 2008, 2007, and 2006, respectively. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

During fiscal years 2008 and 2007, our Board of Directors declared the following dividends:

| Declaration Date | Dividend Per Share | Record Date | Total Amount | Payment Date |
|---|---|---|---|---|
| | | | (In millions) | |
| **(Fiscal year 2008)** | | | | |
| September 12, 2007 | $0.11 | November 15, 2007 | $1,034 | December 13, 2007 |
| December 19, 2007 | $0.11 | February 21, 2008 | $1,023 | March 13, 2008 |
| March 17, 2008 | $0.11 | May 15, 2008 | $1,020 | June 12, 2008 |
| June 11, 2008 | $0.11 | August 21, 2008 | $1,007 | September 11, 2008 |
| **(Fiscal year 2007)** | | | | |
| September 13, 2006 | $0.10 | November 16, 2006 | $ 980 | December 14, 2006 |
| December 20, 2006 | $0.10 | February 15, 2007 | $ 978 | March 8, 2007 |
| March 26, 2007 | $0.10 | May 17, 2007 | $ 952 | June 14, 2007 |
| June 27, 2007 | $0.10 | August 16, 2007 | $ 938 | September 13, 2007 |

On July 20, 2006, we announced the completion of the repurchase program initially approved by our Board of Directors on July 20, 2004 to buy back up to $30.0 billion in Microsoft common stock. During fiscal year 2006, we repurchased 754 million shares, or $19.8 billion, of our common stock under this plan. On July 20, 2006, we announced that our Board of Directors authorized two new share repurchase programs: a $20.0 billion tender offer, which was completed on August 17, 2006; and authorization for up to an additional $20.0 billion ongoing share repurchase program with an expiration of June 30, 2011. Under the tender offer, we repurchased approximately 155 million shares of common stock, or 1.5% of our common shares outstanding, for approximately $3.8 billion at a price per share of $24.75. On August 18, 2006, we announced that the authorization for the $20.0 billion ongoing share repurchase program had been increased by approximately $16.2 billion. As a result, we were authorized to repurchase additional shares in an amount up to $36.2 billion through June 30, 2011. As of June 30, 2008, approximately $2.7 billion remained of the $36.2 billion approved repurchase amount.

We believe existing cash, cash equivalents, and short-term investments, together with funds generated from operations, should be sufficient to meet operating requirements, regular quarterly dividends, and planned share repurchases. Our philosophy regarding the maintenance of a balance sheet with a large component of cash and short-term investments, as well as equity and other investments, reflects our views on potential future capital requirements related to research and development, creation and expansion of sales distribution channels, investments and acquisitions, share dilution management, legal risks, and challenges to our business model. We regularly assess our investment management approach in view of our current and potential future needs.

### Off-Balance Sheet Arrangements and Contractual Obligations

We provide indemnifications of varying scope and amount to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. We evaluate estimated losses for these indemnifications under SFAS No. 5, *Accounting for Contingencies*, as interpreted by FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. We consider factors such as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of these obligations and have not accrued any material liabilities related to these indemnifications in our financial statements.

**Contractual Obligations**

The following table summarizes our outstanding contractual obligations as of June 30, 2008:

**(In millions)**

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **Fiscal Years** | **2009** | **2010-2012** | **2013-2015** | **2016 and thereafter** | **Total** |
| Long-term debt | $ – | $ – | $ – | $ – | $ – |
| Construction commitments(1)(2) | 1,226 | – | – | – | 1,226 |
| Lease obligations: | | | | | |
| Capital leases | – | 1 | – | – | 1 |
| Operating leases(3) | 440 | 831 | 522 | 415 | 2,208 |
| Purchase commitments(2) | 2,520 | 5 | – | – | 2,525 |
| Other long-term liabilities(4) | 196 | 105 | – | – | 301 |
| Total contractual obligations(5) | $4,382 | $942 | $522 | $415 | $6,261 |

(1) We have certain commitments for the construction of buildings. We expect to fund these commitments with existing cash and cash flows from operations.
(2) The amounts presented as purchase and construction commitments include all known open purchase orders and all known contracts that are take-or-pay contracts. We expect to fund these commitments with existing cash and cash flows from operations.
(3) Our future minimum rental commitments under noncancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations.
(4) We have excluded long-term tax contingencies and other tax liabilities of $3.8 billion and other long-term contingent liabilities of approximately $500 million (related to the antitrust and unfair competition class action lawsuits) from the amounts presented as the amounts that will be settled in cash are not known. We have also excluded non-cash items of $77 million and unearned revenue of $1.9 billion.
(5) We have excluded $3.1 billion of current taxes payable from the amounts presented. This amount was paid to the IRS during the first quarter of fiscal year 2009 as a result of our settlement related to the 2000-2003 examination.

## RECENTLY ISSUED ACCOUNTING STANDARDS

***Recently Adopted Accounting Pronouncements***

On July 1, 2007, we adopted FIN 48 which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Upon adoption, we recognized a $395 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle. See Note 11 – Income Taxes of the Notes to Financial Statements.

On July 1, 2007, we adopted Emerging Issues Task Force Issue No. 06-2 ("EITF 06-2"), *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43*. EITF 06-2 requires companies to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Upon adoption, we recognized a $17 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle.

***Recent Accounting Pronouncements Not Yet Adopted***

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,* which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for us beginning January 1, 2009. We are currently assessing the potential impact that adoption of SFAS No. 161 may have on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*, which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning July 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,* which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for us beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of SFAS No. 160 may have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective for us beginning July 1, 2008. We do not believe SFAS No. 159 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for us beginning July 1, 2008; FSP 157-2 delays the effective date for certain items to July 1, 2009. We do not believe SFAS No. 157 will have a material impact on our financial statements.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of investment securities, impairment of goodwill, accounting for research and development costs, accounting for contingencies, accounting for income taxes, accounting for stock-based compensation, and accounting for product warranties.

We account for the licensing of software in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, *Software Revenue Recognition*. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. For some of our products, customers receive certain elements of our products over a period of time. These elements include free post-delivery telephone support and the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. The fair value of these elements is recognized over the estimated life cycle for the Windows XP and previous PC operating systems. For Windows Vista, there are no significant undelivered elements and accordingly, no license revenue is deferred for Windows Vista sales. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and changes to a product's estimated life cycle could materially impact the amount of earned and unearned revenue. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and Staff Accounting Bulletin Topic 5M, *Accounting for Noncurrent Marketable Equity Securities*, provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

SFAS No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (July 1 for us) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach.

We account for research and development costs in accordance with applicable accounting pronouncements, including SFAS No. 2, *Accounting for Research and Development Costs*, and SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to manufacturing.

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. SFAS No. 5, *Accounting for Contingencies*, requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows.

SFAS No. 109, *Accounting for Income Taxes*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Accruals for uncertain tax positions are provided for in accordance with the requirements of FIN 48. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

We account for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment*. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

We account for product warranties in accordance with SFAS No. 5, *Accounting for Contingencies*. We provide for the estimated costs of hardware and software warranties at the time the related revenue is recognized. For hardware warranty, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranty, we estimate the costs to provide bug fixes, such as security patches, over the life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

**Statement of Management's Responsibility for Financial Statements**

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Steven A. Ballmer
Chief Executive Officer

Christopher P. Liddell
Senior Vice President, Finance and
Administration; Chief Financial Officer

Frank H. Brod
Corporate Vice President, Finance and
Administration; Chief Accounting Officer

We are exposed to foreign currency, interest rate, fixed-income, equity, and commodity price risks. A portion of these risks is hedged, but fluctuations could impact our results of operations, financial position, and cash flows. We hedge a portion of anticipated revenue and accounts receivable exposure to foreign currency fluctuations, primarily with option contracts. We monitor our foreign currency exposures daily to maximize the overall effectiveness of our foreign currency hedge positions. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar. Fixed-income securities and interest rate derivatives are subject primarily to interest rate risk. The portfolio is diversified and structured to minimize credit risk. Securities held in our equity and other investments portfolio and equity derivatives are subject to price risk, and generally are not hedged. However, we use put-call collars to hedge our price risk on certain equity securities that are held primarily for strategic purposes. Commodity derivatives held for the purpose of portfolio diversification are subject to commodity price risk.

We use a value-at-risk ("VaR") model to estimate and quantify our market risks. VaR is the expected loss, for a given confidence level, in fair value of our portfolio due to adverse market movements over a defined time horizon. The VaR model is not intended to represent actual losses in fair value, but is used as a risk estimation and management tool. The model used for currencies, equities, and commodities is geometric Brownian motion, which allows incorporation of optionality with regard to these risk exposures. For interest rate risk, exposures such as key rate durations and spread durations are used in calculations that reflect the principle that fixed-income security prices revert to maturity value over time.

VaR is calculated by computing the exposures of each holding's market value to a range of over 1,000 equity, fixed-income, foreign exchange, and commodity risk factors. The exposures are then used to compute the parameters of a distribution of potential changes in the total market value of all holdings, taking into account the weighted historical volatilities of the different rates and prices and the weighted historical correlations among the different rates and prices. The VaR is then calculated as the total loss that will not be exceeded at the 97.5 percentile confidence level or, alternatively stated, the losses could exceed the VaR in 25 out of 1,000 cases. Several risk factors are not captured in the model, including liquidity risk, operational risk, credit risk, and legal risk.

Certain securities in our equity portfolio are held for strategic purposes. We hedge the value of a portion of these securities through the use of derivative contracts such as put-call collars. In these arrangements, we hedge a security's equity price risk below the purchased put strike and forgo most or all of the benefits of the security's appreciation above the sold call strike. We also hold equity securities for general investment return purposes.

The VaR amounts disclosed below are used as a risk management tool and reflect an estimate of potential reductions in fair value of our portfolio. Losses in fair value over the specified holding period can exceed the reported VaR by significant amounts and can also accumulate over a longer time horizon than the specified holding period used in the VaR analysis. VaR amounts are not necessarily reflective of potential accounting losses, including determinations of other-than-temporary losses in fair value in accordance with U.S. GAAP.

VaR numbers are shown separately for interest rate, currency rate, equity price, and commodity price risks. These VaR numbers include the underlying portfolio positions and related hedges. We use historical data to estimate VaR. Given the reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no fundamental changes or shifts in market conditions. An inherent limitation in VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk.

The following table sets forth the one-day VaR for substantially all of our positions as of and for the years ended June 30, 2008 and 2007:

**(In millions)**

| | | | Year ended June 30, 2008 | | |
|---|---|---|---|---|---|
| **Risk Categories** | **June 30, 2008** | **June 30, 2007** | **Average** | **High** | **Low** |
| Interest rates | **$ 34** | $34 | **$32** | **$ 37** | **$25** |
| Currency rates | **100** | 55 | **93** | **145** | **60** |
| Equity prices | **45** | 60 | **54** | **60** | **44** |
| Commodity prices | **7** | 7 | **6** | **7** | **4** |

Total one-day VaR for the combined risk categories was $123 million at June 30, 2008 and $95 million at June 30, 2007. The total VaR is 34% less at June 30, 2008, and 39% less at June 30, 2007, than the sum of the separate risk categories in the above table due to the diversification benefit of the overall portfolio.

# INCOME STATEMENTS

**(In millions, except per share amounts)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Revenue | **$60,420** | $51,122 | $44,282 |
| Operating expenses: | | | |
| Cost of revenue | **11,598** | 10,693 | 7,650 |
| Research and development | **8,164** | 7,121 | 6,584 |
| Sales and marketing | **13,039** | 11,455 | 9,818 |
| General and administrative | **5,127** | 3,329 | 3,758 |
| Total operating expenses | **37,928** | 32,598 | 27,810 |
| Operating income | **22,492** | 18,524 | 16,472 |
| Investment income and other | **1,322** | 1,577 | 1,790 |
| Income before income taxes | **23,814** | 20,101 | 18,262 |
| Provision for income taxes | **6,133** | 6,036 | 5,663 |
| Net income | **$17,681** | $14,065 | $12,599 |
| Earnings per share: | | | |
| Basic | **$ 1.90** | $ 1.44 | $ 1.21 |
| Diluted | **$ 1.87** | $ 1.42 | $ 1.20 |
| Weighted average shares outstanding: | | | |
| Basic | **9,328** | 9,742 | 10,438 |
| Diluted | **9,470** | 9,886 | 10,531 |
| Cash dividends declared per common share | **$ 0.44** | $ 0.40 | $ 0.35 |

See accompanying notes.

# BALANCE SHEETS

**(In millions)**

| **June 30,** | **2008** | **2007** |
|---|---|---|
| Assets | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 10,339** | $ 6,111 |
| Short-term investments (including securities pledged as collateral of $2,491 and $2,356) | **13,323** | 17,300 |
| Total cash, cash equivalents, and short-term investments | **23,662** | 23,411 |
| Accounts receivable, net of allowance for doubtful accounts of $153 and $117 | **13,589** | 11,338 |
| Inventories | **985** | 1,127 |
| Deferred income taxes | **2,017** | 1,899 |
| Other | **2,989** | 2,393 |
| Total current assets | **43,242** | 40,168 |
| Property and equipment, net of accumulated depreciation of $6,302 and $5,016 | **6,242** | 4,350 |
| Equity and other investments | **6,588** | 10,117 |
| Goodwill | **12,108** | 4,760 |
| Intangible assets, net | **1,973** | 878 |
| Deferred income taxes | **949** | 1,389 |
| Other long-term assets | **1,691** | 1,509 |
| Total assets | **$ 72,793** | $ 63,171 |
| Liabilities and stockholders' equity | | |
| Current liabilities: | | |
| Accounts payable | **$ 4,034** | $ 3,247 |
| Accrued compensation | **2,934** | 2,325 |
| Income taxes | **3,248** | 1,040 |
| Short-term unearned revenue | **13,397** | 10,779 |
| Securities lending payable | **2,614** | 2,741 |
| Other | **3,659** | 3,622 |
| Total current liabilities | **29,886** | 23,754 |
| Long-term unearned revenue | **1,900** | 1,867 |
| Other long-term liabilities | **4,721** | 6,453 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Common stock and paid-in capital – shares authorized 24,000; outstanding 9,151 and 9,380 | **62,849** | 60,557 |
| Retained deficit, including accumulated other comprehensive income of $1,140 and $1,654 | **(26,563)** | (29,460) |
| Total stockholders' equity | **36,286** | 31,097 |
| Total liabilities and stockholders' equity | **$ 72,793** | $ 63,171 |

See accompanying notes.

## CASH FLOWS STATEMENTS

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Operations | | | |
| Net income | **$ 17,681** | $ 14,065 | $ 12,599 |
| Depreciation, amortization, and other noncash items | **2,056** | 1,440 | 903 |
| Stock-based compensation | **1,479** | 1,550 | 1,715 |
| Net recognized gains on investments | **(572)** | (292) | (270) |
| Excess tax benefits from stock-based payment arrangements | **(120)** | (77) | (89) |
| Deferred income taxes | **935** | 421 | 219 |
| Unearned revenue | **24,532** | 21,032 | 16,453 |
| Recognition of unearned revenue | **(21,944)** | (19,382) | (14,729) |
| Accounts receivable | **(1,569)** | (1,764) | (2,071) |
| Other current assets | **153** | 232 | (1,405) |
| Other long-term assets | **(98)** | (435) | (49) |
| Other current liabilities | **(748)** | (552) | (145) |
| Other long-term liabilities | **(173)** | 1,558 | 1,273 |
| Net cash from operations | **21,612** | 17,796 | 14,404 |
| Financing | | | |
| Common stock issued | **3,494** | 6,782 | 2,101 |
| Common stock repurchased | **(12,533)** | (27,575) | (19,207) |
| Common stock cash dividends | **(4,015)** | (3,805) | (3,545) |
| Excess tax benefits from stock-based payment arrangements | **120** | 77 | 89 |
| Other | **–** | (23) | – |
| Net cash used in financing | **(12,934)** | (24,544) | (20,562) |
| Investing | | | |
| Additions to property and equipment | **(3,182)** | (2,264) | (1,578) |
| Acquisition of companies, net of cash acquired | **(8,053)** | (1,150) | (649) |
| Purchases of investments | **(20,954)** | (36,308) | (51,117) |
| Maturities of investments | **2,597** | 4,736 | 3,877 |
| Sales of investments | **25,132** | 41,451 | 54,353 |
| Securities lending payable | **(127)** | (376) | 3,117 |
| Net cash from (used in) investing | **(4,587)** | 6,089 | 8,003 |
| Effect of exchange rates on cash and cash equivalents | **137** | 56 | 18 |
| Net change in cash and cash equivalents | **4,228** | (603) | 1,863 |
| Cash and cash equivalents, beginning of period | **6,111** | 6,714 | 4,851 |
| Cash and cash equivalents, end of period | **$ 10,339** | $ 6,111 | $ 6,714 |

See accompanying notes.

# STOCKHOLDERS' EQUITY STATEMENTS

**(In millions)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Common stock and paid-in capital | | | |
| Balance, beginning of period | **$ 60,557** | $ 59,005 | $ 60,413 |
| Common stock issued | **3,504** | 6,783 | 1,939 |
| Common stock repurchased | **(3,022)** | (6,162) | (4,447) |
| Stock-based compensation expense | **1,479** | 1,550 | 1,715 |
| Stock option income tax benefits (deficiencies) | **253** | (661) | (617) |
| Other, net | **78** | 42 | 2 |
| Balance, end of period | **62,849** | 60,557 | 59,005 |
| Retained earnings (deficit) | | | |
| Balance, beginning of period | **(29,460)** | (18,901) | (12,298) |
| Cumulative effect of a change in accounting principle – adoption of FIN 48[1] | **(395)** | – | – |
| Cumulative effect of a change in accounting principle – adoption of EITF 06-2[1] | **(17)** | – | – |
| Net income | **17,681** | 14,065 | 12,599 |
| Other comprehensive income: | | | |
| Net unrealized gains on derivative instruments | **18** | 14 | 76 |
| Net unrealized gains (losses) on investments | **(653)** | 326 | (282) |
| Translation adjustments and other | **121** | 85 | 9 |
| Comprehensive income | **17,167** | 14,490 | 12,402 |
| Common stock cash dividends | **(4,084)** | (3,837) | (3,594) |
| Common stock repurchased | **(9,774)** | (21,212) | (15,411) |
| Balance, end of period | **(26,563)** | (29,460) | (18,901) |
| Total stockholders' equity | **$ 36,286** | $ 31,097 | $ 40,104 |

(1) See Note 1 of Notes to Financial Statements.

See accompanying notes.

## NOTE 1 ACCOUNTING POLICIES

### ACCOUNTING PRINCIPLES

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

### PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments in which we are not able to exercise significant influence over the investee and which do not have readily determinable fair values are accounted for under the cost method.

### ESTIMATES AND ASSUMPTIONS

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, product warranties, product life cycles, product returns, and stock-based compensation forfeiture rates; assumptions such as the elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns; estimating the fair value and/or goodwill impairment for our reporting units; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management's estimates and assumptions.

### FOREIGN CURRENCIES

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to Other Comprehensive Income ("OCI").

### REVENUE RECOGNITION

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. We enter into certain arrangements where we are obligated to deliver multiple products and/or services (multiple elements). In these arrangements, we generally allocate the total revenue among the elements based on the sales price of each element when sold separately (vendor-specific objective evidence).

Revenue for retail packaged products, products licensed to original equipment manufacturers ("OEMs"), and perpetual licenses for current products under our Open and Select volume licensing programs generally is recognized as products are shipped. A portion of the revenue related to certain products, which include all Windows XP and previous PC operating systems, is recorded as unearned due to undelivered elements including, in some cases, free post-delivery telephone support and the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. The amount of revenue allocated to undelivered elements is based on the vendor-specific objective evidence of fair value for those elements using the residual method. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related product's life cycle. Revenue related to Windows Vista is not subject to a similar deferral because there are no significant undelivered elements.

Revenue from multi-year licensing arrangements are accounted for as subscriptions, with billings recorded as unearned revenue and recognized as revenue ratably over the billing coverage period. Certain multi-year licensing arrangements include rights to receive future versions of software product on a when-and-if-available basis under Open and Select volume licensing programs (Software Assurance). In addition, other multi-year licensing arrangements include a perpetual license for current products combined with rights to receive future versions of software products on a when-and-if-available basis under Open, Select, and Enterprise Agreement volume licensing programs. Premier support services agreements, MSN Internet Access subscriptions, Xbox Live, and Microsoft Developer Network subscriptions are also accounted for as subscriptions.

Revenue related to our Xbox game console and other hardware components is recognized upon shipment of the product to retailers. Revenue related to games published by us is recognized when those games have been delivered to retailers. Revenue related to games published by third parties for use on the Xbox platform is recognized when games are manufactured by the game publishers. Online advertising revenue is recognized as advertisements are displayed. Search advertising revenue is recognized when the ad appears in the search results or when the action necessary to earn the revenue has been completed. Consulting services revenue is recognized as services are rendered, generally based on the negotiated hourly rate in the consulting arrangement and the number of hours worked during the period. Consulting revenue for fixed-price services arrangements is recognized as services are provided.

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Costs related to insignificant obligations, including bug fixes and technical support, are accrued when the related revenue is recognized. Provisions are recorded for estimated returns, concessions, warranties, and bad debts.

## COST OF REVENUE

Cost of revenue includes manufacturing and distribution costs for products sold and programs licensed, operating costs related to product support service centers and product distribution centers, costs incurred to support and maintain Internet-based products and services, warranty costs, inventory write-downs, costs associated with the delivery of consulting services, and the amortization of capitalized research and development costs associated with software products that have reached technological feasibility.

## RESEARCH AND DEVELOPMENT

Research and development expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, the amortization of purchased software code and services content, and in-process research and development. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. The amortization of these costs is included in cost of revenue over the estimated lives of the products.

## SALES AND MARKETING

Sales and marketing expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with sales and marketing personnel, and the cost of advertising, promotions, tradeshows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $1.2 billion, $1.3 billion, and $1.2 billion in fiscal years 2008, 2007, and 2006, respectively.

## PRODUCT WARRANTY

We provide for the estimated costs of hardware and software warranties at the time the related revenue is recognized. For hardware warranty, we estimate the costs based on historical and projected product failure rates, historical and projected repair costs, and knowledge of specific product failures (if any). The specific hardware warranty terms and conditions vary depending upon the product sold and country in which we do business, but generally include parts and labor over a period generally ranging from 90 days to three years. For software warranty, we estimate the costs to provide bug fixes, such as security patches, over the estimated life of the software. We regularly reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

### STOCK-BASED COMPENSATION

We account for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment.* Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally three to five years) using the straight-line method.

### INCOME TAXES

Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes.

### FINANCIAL INSTRUMENTS

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair value of these investments approximates their carrying value. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Changes in market value are reflected in OCI (excluding other-than-temporary impairments).

Equity and other investments classified as long-term include both debt and equity instruments. Debt securities and publicly traded equity securities are classified as available for sale and are recorded at market using the specific identification method. Changes in market value are reflected in OCI (excluding other-than-temporary impairments). All other investments, excluding those accounted for using the equity method, are recorded at cost.

We lend certain fixed-income and equity securities to enhance investment income. The loaned securities continue to be carried as investments on our balance sheet. Collateral and/or security interest received is determined based upon the underlying security lent and the creditworthiness of the borrower. Cash collateral is recorded as an asset with a corresponding liability.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. We employ a systematic methodology on a quarterly basis that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

We use derivative instruments to manage exposures to foreign currency, equity price, interest rate and credit risks, to enhance returns, and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair-value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash-flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. For options designated either as fair-value or cash-flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains and losses from changes in fair values of derivatives that are not designated as hedges for accounting purposes are recognized in earnings.

**Foreign Currency Risk.** Certain assets, liabilities, and forecasted transactions are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the overall effectiveness of our foreign currency hedge positions. Options are used to hedge a portion of forecasted international revenue for up to three years in the future and are designated as cash-flow hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Principal currencies hedged include the euro, Japanese yen, British pound, and Canadian dollar. Certain non-U.S. dollar denominated securities are hedged using foreign exchange forward contracts that are designated as fair-value hedging instruments under SFAS No. 133. Certain options and forwards not designated as hedging instruments under SFAS No. 133 are also used to hedge the impact of the variability in exchange rates on accounts receivable and collections denominated in certain foreign currencies and to manage other foreign currency exposures.

**Equities Price Risk.** Equity investments are subject to market price risk. From time to time, we use and designate options to hedge fair values on certain equity securities. We determine the security selected for hedging by evaluating market conditions, up-front costs, and other relevant factors. Certain options, futures, and swap contracts, not designated as hedging instruments under SFAS No. 133, are also used to manage equity exposures.

**Interest Rate Risk.** Fixed-income securities are subject to interest rate risk. The fixed-income portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. We use exchange-traded option and futures contracts and over-the-counter swap contracts, not designated as hedging instruments under SFAS No. 133, to hedge interest rate risk.

**Other Derivatives.** Swap contracts, not designated as hedging instruments under SFAS No. 133, are used to manage exposures to credit risks, enhance returns, and to facilitate portfolio diversification. In addition, we may invest in warrants to purchase securities of other companies as a strategic investment. Warrants that can be net share settled are deemed derivative financial instruments and are not designated as hedging instruments. "To Be Announced" forward purchase commitments of mortgage-backed assets are also considered derivatives in cases where physical delivery of the assets is not taken at the earliest available delivery date. All derivative instruments not designated as hedging instruments are recorded at fair value, with changes in value recognized in earnings during the period of change.

## ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts was as follows:

| (In millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Year Ended June 30,** | | | |
| Balance, beginning of period | **$117** | $142 | $171 |
| Charged to costs and expenses | **88** | 64 | 40 |
| Write-offs and other | **(52)** | (89) | (69) |
| Balance, end of period | **$153** | $117 | $142 |

## INVENTORIES

Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

## PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to 15 years. Computer software developed or obtained for internal use is depreciated using the straight-line method over the estimated useful life of the software, generally three years or less.

## GOODWILL

Goodwill is tested for impairment on an annual basis as of July 1, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.

## INTANGIBLE ASSETS

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to ten years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented.

## RECENTLY ISSUED ACCOUNTING STANDARDS

### Recently Adopted Accounting Pronouncements

On July 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Upon adoption, we recognized a $395 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle. See Note 11 – Income Taxes.

On July 1, 2007, we adopted Emerging Issues Task Force Issue No. 06-2 ("EITF 06-2"), *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43*. EITF 06-2 requires companies to accrue the costs of compensated absences under a sabbatical or similar benefit arrangement over the requisite service period. Upon adoption, we recognized a $17 million charge to our beginning retained deficit as a cumulative effect of a change in accounting principle.

### Recent Accounting Pronouncements Not Yet Adopted

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FAS 133*, which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for those instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of those instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS No. 161 is effective for us beginning January 1, 2009. We are currently assessing the potential impact that adoption of SFAS No. 161 may have on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*, which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning July 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51,* which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for us beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of SFAS No. 160 may have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 gives us the irrevocable option to carry many financial assets and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective for us beginning July 1, 2008. We do not believe SFAS No. 159 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157,* which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 is effective for us beginning July 1, 2008; FSP 157-2 delays the effective date for certain items to July 1, 2009. We do not believe SFAS No. 157 will have a material impact on our financial statements.

## NOTE 2 EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, stock awards, and shared performance stock awards. The components of basic and diluted earnings per share are as follows:

**(In millions, except earnings per share)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net income available for common shareholders (A) | **$17,681** | $14,065 | $12,599 |
| Weighted average outstanding shares of common stock (B) | **9,328** | 9,742 | 10,438 |
| Dilutive effect of employee stock options and awards | **142** | 144 | 93 |
| Common stock and common stock equivalents (C) | **9,470** | 9,886 | 10,531 |
| Earnings per share: | | | |
| Basic (A/B) | **$ 1.90** | $ 1.44 | $ 1.21 |
| Diluted (A/C) | **$ 1.87** | $ 1.42 | $ 1.20 |

For the years ended June 30, 2008, 2007 and 2006, 91 million, 199 million, and 649 million shares, respectively, were attributable to outstanding stock options and were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

For the year ended June 30, 2007, four million shared performance stock awards, out of the 14 million targeted amount outstanding, were excluded from the calculation of the diluted earnings per share because the number of shares ultimately issued was contingent on our performance against metrics established for the performance period, as discussed in Note 18 – Employee Stock and Savings Plans.

## NOTE 3 INVESTMENT INCOME AND OTHER

The components of investment income and other were as follows:

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Dividends and interest | **$ 888** | $1,319 | $1,510 |
| Net recognized gains on investments | **346** | 650 | 161 |
| Net gains (losses) on derivatives | **226** | (358) | (99) |
| Other | **(138)** | (34) | 218 |
| Investment income and other | **$1,322** | $1,577 | $1,790 |

Net gains on investments included other-than-temporary impairments of $312 million, $25 million, and $408 million in fiscal years 2008, 2007, and 2006, respectively. Realized gains and losses from sales of available-for-sale securities (excluding other-than-temporary impairments) were $751 million and $93 million, respectively, in fiscal year 2008, $851 million and $176 million, respectively, in fiscal year 2007, and $1.1 billion and $531 million, respectively, in fiscal year 2006.

## NOTE 4 INVESTMENTS

The components of investments, including associated derivatives, were as follows:

| (In millions) | Cost basis | Unrealized gains | Unrealized losses | Recorded basis | Cash and cash equivalents | Short-term investments | Equity and other investments |
|---|---|---|---|---|---|---|---|
| **June 30, 2008** | | | | | | | |
| Cash | **$ 3,274** | **$ –** | **$ –** | **$ 3,274** | **$ 3,274** | **$ –** | **$ –** |
| Mutual funds | **1,044** | **15** | **(8)** | **1,051** | **835** | **136** | **80** |
| Commercial paper | **787** | **–** | **–** | **787** | **787** | **–** | **–** |
| Certificates of deposit | **1,580** | **–** | **–** | **1,580** | **1,373** | **207** | **–** |
| U.S. Government and Agency securities | **4,200** | **37** | **(4)** | **4,233** | **1,839** | **2,318** | **76** |
| Foreign government bonds | **3,466** | **15** | **(62)** | **3,419** | **–** | **3,419** | **–** |
| Mortgage-backed securities | **3,628** | **31** | **(25)** | **3,634** | **–** | **3,634** | **–** |
| Corporate notes and bonds | **5,013** | **91** | **(39)** | **5,065** | **2,122** | **2,943** | **–** |
| Municipal securities | **761** | **4** | **(4)** | **761** | **109** | **652** | **–** |
| Common stock and equivalents | **4,508** | **1,215** | **(113)** | **5,610** | **–** | **–** | **5,610** |
| Preferred stock | **307** | **9** | **–** | **316** | **–** | **–** | **316** |
| Other investments | **520** | **–** | **–** | **520** | **–** | **14** | **506** |
| Total | **$29,088** | **$1,417** | **$(255)** | **$30,250** | **$10,339** | **$13,323** | **$ 6,588** |

| (In millions) | Cost basis | Unrealized gains | Unrealized losses | Recorded basis | Cash and cash equivalents | Short-term investments | Equity and other investments |
|---|---|---|---|---|---|---|---|
| **June 30, 2007** | | | | | | | |
| Cash | $ 3,040 | $ – | $ – | $ 3,040 | $ 3,040 | $ – | $ – |
| Mutual funds | 398 | 4 | (1) | 401 | 132 | 205 | 64 |
| Commercial paper | 227 | – | – | 227 | 179 | 48 | – |
| Certificates of deposit | 98 | – | – | 98 | – | 98 | – |
| U.S. Government and Agency securities | 3,085 | 4 | (12) | 3,077 | 1 | 3,002 | 74 |
| Foreign government bonds | 3,845 | 2 | (63) | 3,784 | – | 3,784 | – |
| Mortgage-backed securities | 3,236 | 4 | (49) | 3,191 | – | 3,191 | – |
| Corporate notes and bonds | 7,184 | 14 | (18) | 7,180 | 2,425 | 4,753 | 2 |
| Municipal securities | 2,639 | 3 | (25) | 2,617 | 334 | 2,283 | – |
| Common stock and equivalents | 7,290 | 2,309 | (18) | 9,581 | – | – | 9,581 |
| Preferred stock | 62 | 12 | – | 74 | – | – | 74 |
| Other investments | 258 | – | – | 258 | – | (64) | 322 |
| Total | $31,362 | $2,352 | $(186) | $33,528 | $ 6,111 | $17,300 | $10,117 |

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

| (In millions) | Less than 12 months Fair value | Less than 12 months unrealized losses | 12 months or greater Fair value | 12 months or greater unrealized losses | Total fair value | Total unrealized losses |
|---|---|---|---|---|---|---|
| **June 30, 2008** | | | | | | |
| Mutual funds | **$ 123** | **$ (7)** | **$ 12** | **$ (1)** | **$ 135** | **$ (8)** |
| U.S. Government and Agency securities | **342** | **(4)** | **–** | **–** | **342** | **(4)** |
| Foreign government bonds | **2,241** | **(62)** | **–** | **–** | **2,241** | **(62)** |
| Mortgage-backed securities | **1,078** | **(25)** | **–** | **–** | **1,078** | **(25)** |
| Corporate notes and bonds | **807** | **(26)** | **925** | **(13)** | **1,732** | **(39)** |
| Municipal securities | **176** | **(3)** | **193** | **(1)** | **369** | **(4)** |
| Common stock and equivalents | **598** | **(106)** | **28** | **(7)** | **626** | **(113)** |
| Total | **$5,365** | **$(233)** | **$1,158** | **$(22)** | **$6,523** | **$(255)** |

| (In millions) | Less than 12 months Fair value | Less than 12 months unrealized losses | 12 months or greater Fair value | 12 months or greater unrealized losses | Total fair value | Total unrealized losses |
|---|---|---|---|---|---|---|
| **June 30, 2007** | | | | | | |
| Mutual funds | $ 76 | $ (1) | $ 3 | $ – | $ 79 | $ (1) |
| U.S. Government and Agency securities | 1,219 | (8) | 238 | (4) | 1,457 | (12) |
| Foreign government bonds | 3,554 | (63) | 2 | – | 3,556 | (63) |
| Mortgage-backed securities | 2,520 | (43) | 214 | (6) | 2,734 | (49) |
| Corporate notes and bonds | 526 | (14) | 74 | (4) | 600 | (18) |
| Municipal securities | 575 | (9) | 420 | (16) | 995 | (25) |
| Common stock and equivalents | 237 | (17) | 9 | (1) | 246 | (18) |
| Total | $8,707 | $(155) | $ 960 | $(31) | $9,667 | $(186) |

At June 30, 2008, unrealized losses of $255 million consisted of: $121 million related to investment grade fixed-income securities, $21 million related to investments in high yield and emerging market fixed-income securities, $99 million related to domestic equity securities, and $14 million related to international equity securities. At June 30, 2007, unrealized losses of $186 million consisted of: $161 million related to investment grade fixed-income securities, $7 million related to investments in high yield and emerging market fixed-income securities, $7 million related to domestic equity securities, and $11 million related to international equity securities. Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Unrealized losses from domestic and international equities are due to market price movements. Management does not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence as of June 30, 2008.

Common and preferred stock and other investments that are restricted for more than one year or are not publicly traded are recorded at cost. At June 30, 2008, the recorded basis and estimated fair value of these investments was $289 million. At June 30, 2007, the recorded basis and estimated fair value of these investments was $38 million. The estimate of fair value is based on publicly available market information or other estimates determined by management.

The maturities of debt securities, including fixed-maturity securities, at June 30, 2008, were as follows:

| (In millions) | Cost basis | Estimated fair value |
|---|---|---|
| Due in one year or less | $ 3,618 | $ 3,618 |
| Due after one year through five years | 3,805 | 3,858 |
| Due after five years through ten years | 1,582 | 1,559 |
| Due after ten years | 7,831 | 7,846 |
| Total | $16,836 | $16,881 |

## NOTE 5 DERIVATIVES

For derivative instruments designated as hedges, hedge ineffectiveness, determined in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* did not have a significant impact on earnings for fiscal years 2008, 2007, or 2006. During fiscal year 2008, $274 million in gains on fair-value hedges from changes in time value and $324 million in losses on cash-flow hedges from changes in time value were excluded from the assessment of hedge effectiveness and were included in investment income and other. During fiscal year 2007, $219 million in gains on fair-value hedges from changes in time value and $361 million in losses on cash-flow hedges from changes in time value were excluded from the assessment of hedge effectiveness and were included in investment income and other. During fiscal year 2006, $217 million in gains on fair-value hedges from changes in time value and $399 million in losses on cash-flow hedges from changes in time value were excluded from the assessment of hedge effectiveness and were included in investment income and other.

Derivative gains and losses included in OCI are reclassified into earnings at the time forecasted revenue or the sale of an underlying investment is recognized. During fiscal year 2008, $104 million of derivative gains were reclassified to revenue. During fiscal year 2007, $168 million of derivative gains were reclassified to revenue. During fiscal year 2006, $166 million of derivative gains were reclassified to revenue and $23 million in derivative gains were reclassified to investment income and other.

We estimate that $111 million of net derivative gains included in OCI will be reclassified into earnings within the next 12 months. No significant amounts of gains or losses were reclassified from OCI into earnings as a result of forecasted transactions that failed to occur for fiscal years 2008, 2007, and 2006.

Derivative fair values are based on quoted market prices or pricing models using current market data. The fair values of all derivative positions were as follows:

| (In millions) | Short-term investments(1) | Other current assets | Equity and other investments(1) | Other current liabilities | Other long-term liabilities | Total |
|---|---|---|---|---|---|---|
| **June 30, 2008** | | | | | | |
| Cash-flow hedges | **$ –** | **$488** | **$ –** | **$ –** | **$ –** | **$ 488** |
| Fair-value hedges | **(41)** | **–** | **767** | **(11)** | **–** | **715** |
| Other derivatives | **69** | **(34)** | **4** | **(20)** | **–** | **19** |
| Total | **$ 28** | **$454** | **$771** | **$ (31)** | **$ –** | **$1,222** |
| **June 30, 2007** | | | | | | |
| Cash-flow hedges | $ – | $258 | $ – | $ – | $ – | $ 258 |
| Fair-value hedges | (11) | – | (29) | (340) | (22) | (402) |
| Other derivatives | 9 | (20) | (6) | (114) | – | (131) |
| Total | $ (2) | $238 | $ (35) | $(454) | $(22) | $ (275) |

(1) The amounts presented as short-term investments and equity and other investments were classified as investments in our balance sheets and were included in the amounts presented in Note 4 – Investments.

## NOTE 6 INVENTORIES

| (In millions) | | |
|---|---|---|
| June 30, | 2008 | 2007 |
| Raw materials | **$417** | $ 435 |
| Work in process | **31** | 148 |
| Finished goods | **537** | 544 |
| Inventories | **$985** | $1,127 |

## NOTE 7 PROPERTY AND EQUIPMENT

| (In millions) | | |
|---|---|---|
| June 30, | 2008 | 2007 |
| Land | **$ 518** | $ 428 |
| Buildings and improvements | **4,302** | 3,170 |
| Leasehold improvements | **1,728** | 1,077 |
| Computer equipment and software | **4,475** | 3,458 |
| Furniture and equipment | **1,521** | 1,233 |
| Property and equipment, at cost | **12,544** | 9,366 |
| Accumulated depreciation | **(6,302)** | (5,016) |
| Property and equipment, net | **$ 6,242** | $ 4,350 |

Property and equipment are stated at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. The useful lives for buildings range from five to 15 years, leasehold improvements generally range from two to ten years – representing the applicable lease terms plus reasonably assured extensions, computer equipment and software range from two to three years, and furniture and equipment range from one to five years. Land is not depreciated.

During fiscal years 2008, 2007, and 2006, depreciation expense was $1.4 billion, $1.2 billion, and $863 million, respectively. The majority of depreciation expense in all years related to computer equipment.

## NOTE 8 ACQUISITIONS

On August 10, 2007, we acquired all the outstanding shares of aQuantive, Inc. ("aQuantive") for $5.9 billion, which was paid primarily in cash. Headquartered in Seattle, Washington, aQuantive is a digital marketing business that we expect will play a key role in the future development of our Online Services Business. We also believe the acquisition will help us build and support next-generation advertiser and publisher solutions in environments such as cross media planning, video-on-demand, and Internet protocol television. aQuantive was consolidated into our results of operations starting August 10, 2007, the acquisition date.

As a result of the aQuantive acquisition, we recorded $5.2 billion of goodwill in our Online Services Business. Of the $939 million of acquired intangible assets, $24 million was assigned to in-process research and development assets and was expensed. The remaining acquired intangible assets include $476 million of customer relationships with a weighted average life of six years, $327 million of technology-based intangible assets with a weighted average life of four years, and $112 million of other intangible assets with a weighted average life of five years.

On April 24, 2008, we acquired all the outstanding shares of Fast Search & Transfer ASA ("FAST") for $1.3 billion, which was paid primarily in cash. Headquartered in Oslo, Norway, FAST is an enterprise search company that we expect will broaden our enterprise search technology product offerings to businesses and will enable innovation in related areas such as our portal and content management. FAST was consolidated into our results of operations starting April 24, 2008, the acquisition date.

As a result of the FAST acquisition, we recorded $981 million of goodwill in our Microsoft Business Division. Of the $266 million of acquired intangible assets, $35 million was assigned to in-process research and development assets and was expensed. The remaining acquired intangible assets include $27 million of customer relationships with a weighted average life of seven years, $134 million of technology-based intangible assets with a weighted average life of five years, and $70 million of other intangible assets with a weighted average life of six years.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of the aQuantive and FAST acquisitions:

| (In millions) | aQuantive as of August 10, 2007 | FAST as of April 24, 2008 |
|---|---|---|
| Cash and cash equivalents | $ 342 | $ 91 |
| Accounts receivable, net | 273 | 46 |
| Other current assets | 6 | 7 |
| Property, plant and equipment | 50 | 30 |
| Intangible assets | 939 | 266 |
| Goodwill | 5,189 | 981 |
| Deferred income taxes | 179 | – |
| Other long-term assets | 7 | 5 |
| Total assets acquired | $6,985 | $1,426 |
| Accrued compensation | 37 | 39 |
| Other current liabilities | 683 | 38 |
| Deferred income taxes | 338 | 65 |
| Other long-term liabilities | 70 | 10 |
| Total liabilities assumed | $1,128 | $ 152 |
| Net assets acquired | $5,857 | $1,274 |

In addition to aQuantive and FAST, we acquired 19 other entities during fiscal year 2008 for total consideration of $1.6 billion which was paid primarily in cash and included:

- Danger, Inc. ("Danger"), a software-as-a-service company that provides mobile operators with an integrated end-to-end solution to deliver mobile data and Internet services to their subscribers. We acquired Danger for approximately $500 million in cash; and
- 18 other entities specializing in areas such as application security, desktop, and advertising solutions.

As a result of our acquisition of Danger and the 18 other entities, we recorded $1.2 billion of goodwill. In addition, $37 million was assigned to in-process research and development assets and was expensed. All of the entities have been consolidated into our results of operations since their respective acquisition dates. The purchase price allocations for these acquisitions are preliminary and subject to revision as more detailed analyses are completed and additional information about fair value of assets and liabilities becomes available. Any change in the estimated fair value of the net assets of the acquired companies will change the amount of the purchase price allocable to goodwill. Pro forma results of operations have not been presented because the effects of Danger and the 18 other acquisitions, individually and in aggregate, were not material.

## NOTE 9 GOODWILL

Changes in the carrying amount of goodwill for fiscal years 2008 and 2007 by segment were as follows:

**(In millions)**

| | **Balance as of June 30, 2008** | **Acquisitions** | **Other** | **Balance as of June 30, 2007** | **Acquisitions** | **Other** | **Balance as of June 30, 2006** |
|---|---|---|---|---|---|---|---|
| Client | **$ 153** | **$ 77** | **$ (1)** | $ 77 | $ 6 | $ (3) | $ 74 |
| Server and Tools | **738** | **90** | **68** | 580 | 325 | (1) | 256 |
| Online Services Business | **6,274** | **5,775** | **(53)** | 552 | 123 | (26) | 455 |
| Microsoft Business Division | **4,191** | **1,073** | **(14)** | 3,132 | 508 | (57) | 2,681 |
| Entertainment and Devices Division | **752** | **354** | **(21)** | 419 | 21 | (2) | 400 |
| Total | **$12,108** | **$7,369** | **$(21)** | $4,760 | $983 | $(89) | $3,866 |

We test goodwill for impairment annually on July 1 at the reporting unit level using a fair value approach, in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Our annual testing resulted in no impairments of goodwill in fiscal years 2008 and 2007. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, goodwill will be evaluated for impairment between annual tests.

None of the amount recorded as goodwill during fiscal year 2008 is expected to be deductible for tax purposes. The purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and subject to revision as more detailed analyses are completed and additional information about fair value of assets and liabilities become available. Any change in the fair value of the net assets of the acquired company will change the amount of the purchase price allocable to goodwill. Purchase price adjustments are included in "other" in the above table.

## NOTE 10 INTANGIBLE ASSETS

The components of finite-lived intangible assets were as follows:

**(In millions)**

| **June 30,** | **2008** | | | **2007** | | |
|---|---|---|---|---|---|---|
| | **Gross carrying amount** | **Accumulated amortization** | **Net carrying amount** | **Gross carrying amount** | **Accumulated amortization** | **Net carrying amount** |
| Contract-based | **$1,074** | **$ (796)** | **$ 278** | $ 988 | $ (727) | $261 |
| Technology-based | **1,677** | **(672)** | **1,005** | 916 | (407) | 509 |
| Marketing-related | **171** | **(65)** | **106** | 57 | (39) | 18 |
| Customer-related | **708** | **(124)** | **584** | 122 | (32) | 90 |
| Total | **$3,630** | **$(1,657)** | **$1,973** | $2,083 | $(1,205) | $878 |

During fiscal year 2008 and 2007, we recorded additions to intangible assets of $1.6 billion and $473 million, respectively. We estimate that we have no significant residual value related to our intangible assets. The components of finite-lived intangible assets acquired during fiscal years 2008 and 2007 were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | | 2007 | |
|---|---|---|---|---|
| | Amount | Weighted average life | Amount | Weighted average life |
| Contract-based | **$ 91** | **6 years** | $ 57 | 5 years |
| Technology-based | **787** | **4 years** | 333 | 4 years |
| Marketing-related | **116** | **5 years** | 14 | 4 years |
| Customer-related | **589** | **6 years** | 69 | 5 years |
| Total | **$1,583** | | $473 | |

Intangible asset additions included $694 million of technology-based intangible assets with a weighted-average life of four years, and $782 million of other intangible assets with a weighted-average life of six years, related to the acquisitions of aQuantive, FAST, Danger, and 18 other entities acquired. See Note 8 – Acquisitions.

Acquired intangibles generally are amortized on a straight-line basis over weighted average lives. Intangible assets amortization expense was $472 million for fiscal year 2008, $236 million for fiscal year 2007, and $127 million for fiscal year 2006. The following table outlines the estimated future amortization expense related to intangible assets as of June 30, 2008:

**(In millions)**

| Year Ended June 30, | Amount |
|---|---|
| 2009 | $ 543 |
| 2010 | 495 |
| 2011 | 408 |
| 2012 | 279 |
| 2013 and thereafter | 248 |
| Total | $1,973 |

## NOTE 11 INCOME TAXES

The components of the provision for income taxes were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current taxes: | | | |
| U.S. Federal | **$4,357** | $4,593 | $4,471 |
| U.S. State and Local | **256** | 154 | 101 |
| International | **1,007** | 957 | 882 |
| Current taxes | **5,620** | 5,704 | 5,454 |
| Deferred taxes | **513** | 332 | 209 |
| Provision for income taxes | **$6,133** | $6,036 | $5,663 |

U.S. and international components of income before income taxes were as follows:

| (In millions) | | | |
|---|---|---|---|
| **Year Ended June 30,** | **2008** | **2007** | **2006** |
| U.S. | **$12,682** | $12,902 | $11,404 |
| International | **11,132** | 7,199 | 6,858 |
| Income before income taxes | **$23,814** | $20,101 | $18,262 |

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes were as follows:

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Federal statutory rate | **35.0%** | 35.0% | 35.0% |
| Effect of: | | | |
| Foreign earnings taxed at lower rates | **(7.0)%** | (5.1)% | (4.6)% |
| Examination settlements | **(5.8)%** | – | (0.6)% |
| European Commission fine | **2.1%** | – | 0.7% |
| Other reconciling items | **1.5%** | 0.1% | 0.5% |
| Effective rate | **25.8%** | 30.0% | 31.0% |

In general, other reconciling items consist of interest, U.S. state income taxes, domestic production deductions, and research credits. In fiscal years 2008 and 2006, there were no individually significant other reconciling items. Other reconciling items in fiscal year 2007 included the impact of a $195 million reduction resulting from various changes in tax positions taken in prior periods, related primarily to favorable developments in an IRS position and multiple foreign audit assessments.

The components of the deferred income tax assets and liabilities were as follows:

| (In millions) | | |
|---|---|---|
| **June 30,** | **2008** | **2007** |
| Deferred income tax assets: | | |
| Stock-based compensation expense | **$ 2,225** | $ 2,859 |
| Other expense items | **1,933** | 1,735 |
| Unearned revenue | **928** | 842 |
| Impaired investments | **331** | 710 |
| Other revenue items | **91** | 58 |
| Deferred income tax assets | **$ 5,508** | $ 6,204 |
| Deferred income tax liabilities: | | |
| International earnings | **$(1,300)** | $(1,763) |
| Unrealized gain on investments | **(513)** | (926) |
| Other | **(729)** | (227) |
| Deferred income tax liabilities | **(2,542)** | (2,916) |
| Net deferred income tax assets | **$ 2,966** | $ 3,288 |
| Reported as: | | |
| Current deferred income tax assets | **$ 2,017** | $ 1,899 |
| Long-term deferred income tax assets | **949** | 1,389 |
| Net deferred income tax assets | **$ 2,966** | $ 3,288 |

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

We have not provided deferred U.S. income taxes or foreign withholding taxes on temporary differences of approximately $7.5 billion resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the United States. The amount of unrecognized deferred tax liability associated with these temporary differences is approximately $2.2 billion.

Income taxes paid were $5.4 billion in fiscal year 2008, $5.2 billion in fiscal year 2007, and $4.8 billion in fiscal year 2006.

### *FIN 48*

On July 1, 2007, we adopted the provisions of FIN 48 which had the following impact on our financial statements: increased current assets by $228 million, long-term assets by $1.1 billion, long-term liabilities by $2.1 billion, and retained deficit by $395 million; and decreased income taxes payable by $394 million. As of June 30, 2008, we had $3.2 billion of unrecognized tax benefits of which $2.3 billion, if recognized, would affect our effective tax rate. As of July 1, 2007, we had $7.1 billion of unrecognized tax benefits of which $5.3 billion, if recognized, would affect our effective tax rate. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest totaled $121 million in fiscal year 2008. As of June 30, 2008 and July 1, 2007, we had accrued interest related to uncertain tax positions of $324 million and $863 million, respectively, net of federal income tax benefits, on our balance sheets.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

**(In millions)**

| **Year Ended June 30,** | **2008** |
|---|---|
| Balance, beginning of year | **$ 7,076** |
| Decreases related to settlements | **(4,787)** |
| Increases for tax positions related to the current year | **934** |
| Increases for tax positions related to prior years | **66** |
| Decreases for tax positions related to prior years | **(80)** |
| Reductions due to lapsed statute of limitations | **(14)** |
| Balance, end of year | **$ 3,195** |

During fiscal year 2008, we reached a settlement with the Internal Revenue Service ("IRS") on its 2000-2003 examination. As a result, we reduced our unrecognized tax benefits by $4.8 billion and recognized a tax provision reduction of $1.2 billion. We are under audit by the IRS for the tax years 2004-2006. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months as we do not believe the examination will be concluded within the next 12 months. As a result of our settlement related to the 2000-2003 examination, we paid the IRS approximately $3.1 billion during the first quarter of fiscal year 2009.

We are subject to income tax in many jurisdictions outside the United States, none of which are individually material to our financial position, cash flows, or results of operations.

## NOTE 12 UNEARNED REVENUE

Unearned revenue is comprised of the following items:

**Volume licensing programs** – Represents customer billings for multi-year licensing arrangements, paid either upfront or annually at the beginning of each billing coverage period, which are accounted for as subscriptions with revenue recognized ratably over the billing coverage period.

**Undelivered elements** – Represents free post-delivery telephone support and the right to receive unspecified upgrades/enhancements of Microsoft Internet Explorer on a when-and-if-available basis. This revenue deferral is applicable for Windows XP and prior versions shipped as retail packaged products, products licensed to OEMs, and perpetual licenses for current products under our Open and Select volume licensing programs. The amount recorded as unearned is based on the sales price of those elements when sold separately and is recognized ratably on a straight-line basis over the related product's life cycle. The percentage of revenue recorded as unearned due to undelivered elements ranges from approximately 15% to 25% of the sales price for Windows XP Home and approximately 5% to 15% of the sales price for Windows XP Professional, depending on the terms and conditions of the license and prices of the elements. Product life cycles are currently estimated at three and one-half years for Windows operating systems.

**Other** – Represents payments for post-delivery support and consulting services to be performed in the future, online advertising for which the advertisement has yet to be displayed, Microsoft Dynamics business solutions products, Xbox Live subscriptions, Mediaroom, and other offerings for which we have been paid upfront and earn the revenue when we provide the service or software, or otherwise meet the revenue recognition criteria.

The components of unearned revenue were as follows:

**(In millions)**

| June 30, | 2008 | 2007 |
|---|---|---|
| Volume licensing programs | **$12,232** | $ 9,334 |
| Undelivered elements | **1,396** | 1,839 |
| Other | **1,669** | 1,473 |
| Unearned revenue | **$15,297** | $12,646 |

Unearned revenue by segment was as follows:

**(In millions)**

| June 30, | 2008 | 2007 |
|---|---|---|
| Client | **$ 2,738** | $ 2,875 |
| Server and Tools | **5,007** | 3,652 |
| Microsoft Business Division | **7,101** | 5,771 |
| Other segments | **451** | 348 |
| Unearned revenue | **$15,297** | $12,646 |

## NOTE 13 OTHER LONG-TERM LIABILITIES

**(In millions)**

| June 30, | 2008 | 2007 |
|---|---|---|
| Tax contingencies and other tax liabilities | **$3,812** | $5,071 |
| Legal contingencies | **530** | 778 |
| Product warranty | **278** | 487 |
| Other | **101** | 117 |
| Other long-term liabilities | **$4,721** | $6,453 |

## NOTE 14 COMMITMENTS AND GUARANTEES

We have committed $1.2 billion for constructing new buildings as of June 30, 2008.

We have operating leases for most U.S. and international sales and support offices and certain equipment. Rental expense for operating leases was $398 million, $325 million, and $271 million, in fiscal years 2008, 2007, and 2006, respectively. Future minimum rental commitments under noncancellable leases are as follows:

**(In millions)**

| Year Ended June 30, | Amount |
|---|---|
| 2009 | $ 440 |
| 2010 | 323 |
| 2011 | 272 |
| 2012 | 236 |
| 2013 and thereafter | 937 |
| | $2,208 |

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. In addition, we also provide indemnification against credit risk in several geographical locations to our volume license resellers in case the resellers fail to collect from the end user. Due to the nature of the indemnification provided to our resellers, we cannot estimate the fair value, nor determine the total nominal amount, of the indemnification. We evaluate estimated losses for these indemnifications under SFAS No. 5, *Accounting for Contingencies*, as interpreted by FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of these obligations and have not accrued any liabilities related to these indemnifications in our financial statements.

*Product Warranty*

In July 2007, we announced the expansion of our global Xbox 360 warranty coverage to three years from the date of purchase for a general hardware failure indicated by three flashing red lights. The basic Xbox 360 console warranty remains in place with a warranty period of one year from the date of purchase in most geographies.

The changes in our aggregate product warranty liabilities, which are included in other current liabilities and other long term-liabilities on our balance sheets, were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | 2007 |
|---|---|---|
| Balance, beginning of year | **$ 850** | $ 10 |
| Accruals for warranties issued | **365** | 974 |
| Adjustments to pre-existing warranties | **36** | 92 |
| Settlements of warranty claims | **(559)** | (226) |
| Balance, end of year | **$ 692** | $ 850 |

Accruals for warranties issued during fiscal year 2007 included charges incurred as a result of the expansion of our Xbox 360 warranty coverage as discussed above.

## NOTE 15 CONTINGENCIES

**Government competition law matters.** In March 2004, the European Commission issued a competition law decision that, among other things, ordered us to license certain Windows server protocol technology to our competitors. In March 2007, the European Commission issued a statement of objections claiming that the pricing terms we proposed for licensing the technology as required by the March 2004 decision were "not reasonable." Following additional steps we took to address these concerns, the Commission announced on October 22, 2007 that we were in compliance with the March 2004 decision and that no further penalty should accrue after that date. On February 27, 2008, the Commission issued a fine of $1.4 billion (€899 million) relating to the period prior to October 22, 2007. In January 2008, the Commission announced that it was opening two new competition law investigations. These investigations relate primarily to interoperability with respect to our Microsoft Office family of products and the inclusion of various capabilities in our Windows operating system software, including Web browsing software. These investigations were precipitated by complaints filed with the Commission by a trade association of Microsoft's competitors and a firm that offers Web browsing software. In May 2008, we filed an application with the European Court of First Instance to annul the February 2008 fine. We paid the $1.4 billion (€899 million) fine in June 2008.

We are subject to a Consent Decree and Final Judgment that resolved lawsuits brought by the U.S. Department of Justice, 18 states, and the District of Columbia in two separate actions. The Consent Decree imposed various constraints on our Windows operating system businesses. Portions of the Consent Decree were scheduled to expire on January 31, 2008; we voluntarily agreed to extend other elements of the Consent Decree to November 2009. In October 2007, some states filed a motion with the U.S. District Court for the District of Columbia seeking to have most of the remaining provisions of the Final Judgment in the action to which they are party extended for five years. The U.S. Department of Justice and other states advised the Court that they would not seek any extension of the Final Judgments to which they are party. In January 2008, the court issued a decision granting the states' motion to extend these additional provisions of the consent decree until November 2009.

In other ongoing investigations, various foreign governments and several state attorneys general have requested information from us concerning competition, privacy, and security issues.

**Antitrust, unfair competition, and overcharge class actions.** A large number of antitrust and unfair competition class action lawsuits have been filed against us in various state, federal, and Canadian courts on behalf of various classes of direct and indirect purchasers of our PC operating system and certain other software products. We obtained dismissals of damages claims of indirect purchasers under federal law and in 15 states. Courts refused to certify classes in two additional states. We have reached agreements to settle all claims that have been made to date in 19 states and the District of Columbia.

Under the settlements, generally class members can obtain vouchers that entitle them to be reimbursed for purchases of a wide variety of platform-neutral computer hardware and software. The total value of vouchers that we may issue varies by state. We will make available to certain schools a percentage of those vouchers that are not issued or claimed (one-half to two-thirds depending on the state). The total value of vouchers we ultimately issue will depend on the number of class members who make claims and are issued vouchers. The maximum value of vouchers to be issued is approximately $2.7 billion. The actual costs of these settlements will be less than that maximum amount, depending on the number of class members and schools that are issued and redeem vouchers.

The settlements in all states have received final court approval. Cases in Arizona, Mississippi and Canada have not been settled. We estimate the total cost to resolve all of these cases will range between $1.7 billion and $1.9 billion. The actual cost depends on factors such as the quantity and mix of products for which claims will be made, the number of eligible class members who ultimately use the vouchers, the nature of hardware and software that is acquired using the vouchers, and the cost of administering the claims. At June 30, 2008, we have recorded a liability related to these claims of approximately $900 million, which reflects our estimated exposure of $1.7 billion less payments made to date of approximately $800 million, mostly for administrative expenses, vouchers, and legal fees.

**Other antitrust litigation and claims.** In November 2004, Novell, Inc. filed a complaint in U.S. District Court in Utah, now transferred with other cases to Maryland, asserting antitrust and unfair competition claims against us related to Novell's ownership of WordPerfect and other productivity applications during the period between June 1994 and March 1996. In June 2005, the trial court granted our motion to dismiss four of six claims of the complaint. Both parties appealed, and in October 2007, the court of appeals affirmed the decision of the trial court, remanding the case to that court for further proceedings.

**Patent and intellectual property claims.** We are vigorously defending more than 45 patent infringement cases. Microsoft and Alcatel-Lucent are parties to a number of legal proceedings relating to certain patents of each of the companies. Some of these actions began before the merger of Alcatel and Lucent in 2006. For simplicity, we refer to the post-merger entity as Alcatel-Lucent throughout this discussion.

- In 2003, we filed an action in U.S. District Court in California seeking a declaratory judgment that we do not infringe certain Alcatel-Lucent patents. Alcatel-Lucent has asserted claims under these patents against computer manufacturers that sell computers with our operating system and application software pre-installed. In February 2007, the jury returned a verdict in Alcatel-Lucent's favor in the first of a series of patent trials, and awarded $1.5 billion in damages. In August 2007, on our motions for judgment as a matter of law, the trial court overturned the jury verdict and entered orders dismissing plaintiff's claims on multiple grounds. Alcatel-Lucent appealed. The trial court previously dismissed Alcatel-Lucent's claims with respect to a second group of patents and two patents in a third grouping. In April 2008, a jury returned a verdict in Alcatel-Lucent's favor in a trial on a consolidated group of video and user interface patents. The jury concluded that Microsoft had infringed two patents and awarded $367 million in damages. On June 19, 2008, the trial judge increased the amount of damages to $512 million, which includes the $367 million of damages and $145 million of interest. Microsoft will appeal the verdict.
- In March 2006, Alcatel-Lucent filed a lawsuit against us in U.S. District Court in California, claiming Windows Vista, Windows Media Player, and the Xbox 360 infringe one of its patents. In response, we asserted counterclaims that Alcatel-Lucent infringes 10 Microsoft patents by its sale of various products. The case went to trial in April 2008 on Alcatel-Lucent's video patent and four Microsoft counterclaim patents. The jury returned a verdict in Microsoft's favor on June 4, 2008, finding no infringement of Alcatel-Lucent's patent. The jury also found no infringement of Microsoft's counterclaim patents.
- In November 2006, Alcatel-Lucent filed two patent infringement cases against us in U.S. District Court in Texas, asserting Mediaroom and various networking functionalities violate seven of its patents. In April 2007, we asserted infringement counterclaims based on four of our patents relating to functionality similar to that accused by Alcatel-Lucent. The trial on all of the patents is set for January 2009.
- In February 2007, we filed a complaint against Alcatel-Lucent with the International Trade Commission claiming Alcatel-Lucent is infringing four Microsoft patents related to our unified communications technology and seeking to prevent the import into the U.S. of certain Alcatel-Lucent unified communications products. Trial of this matter took place in October 2007. The administrative law judge ruled that Alcatel-Lucent infringed one of the four asserted patents. The Commission reversed that decision in May 2008. We are appealing that ruling to the U.S. Court of Appeals for the Federal Circuit.
- In April 2007, the Multimedia Patent Trust filed a complaint against Microsoft, Dell, and Gateway in San Diego, California accusing the parties of infringing three video-related patents that originally belonged to Alcatel-Lucent. Alcatel-Lucent created the Multimedia Patent Trust prior to the companies' merger and transferred the patents at issue to the trust. In June 2008, the plaintiff dismissed one of the patent claims.

The actual costs to resolve these cases will depend upon many factors such as the outcome of post-trial motions, any appeals, and the results of the remaining trials. Adverse outcomes in some or all of the matters described in this section may result in significant monetary damages or injunctive relief against us that would adversely affect distribution of our operating system or application products. We may enter into material settlements because of these risks.

**Other.** We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial position, our results of operations, or our cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2008, we had accrued aggregate liabilities of approximately $600 million in other current liabilities and approximately $500 million in other long-term liabilities for all of the contingent matters described in this note. While we intend to vigorously defend these matters, there exists the possibility of adverse outcomes that we estimate could be up to $2.2 billion in aggregate beyond recorded amounts. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact on our financial position, results of operations, and cash flows for the period in which the effects become reasonably estimable.

## NOTE 16 STOCKHOLDERS' EQUITY

Shares of common stock outstanding were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance, beginning of year | **9,380** | 10,062 | 10,710 |
| Issued | **173** | 289 | 106 |
| Repurchased | **(402)** | (971) | (754) |
| Balance, end of year | **9,151** | 9,380 | 10,062 |

On July 20, 2006, we announced the completion of the repurchase program initially approved by our Board of Directors on July 20, 2004 to buy back up to $30.0 billion in Microsoft common stock.

On July 20, 2006, we also announced that our Board of Directors authorized two new share repurchase programs: a $20.0 billion tender offer, which was completed on August 17, 2006; and authorization for up to an additional $20.0 billion ongoing share repurchase program with an expiration of June 30, 2011. Under the tender offer, we repurchased approximately 155 million shares of common stock, or 1.5% of our common shares outstanding, for approximately $3.8 billion at a price per share of $24.75. On August 18, 2006, we announced that the authorization for the $20.0 billion ongoing share repurchase program had been increased by approximately $16.2 billion. As a result, we were authorized to repurchase additional shares in an amount up to $36.2 billion through June 30, 2011. As of June 30, 2008, approximately $2.7 billion remained of the $36.2 billion approved repurchase amount. Under these repurchase plans, we have made the following share repurchases:

**(In millions)**

| Year Ended June 30, | 2008(1) | | 2007(2) | | 2006(3) | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount |
| First quarter | **81** | **$ 2,348** | 285 | $ 6,965 | 114 | $ 3,029 |
| Second quarter | **120** | **4,081** | 205 | 6,037 | 283 | 7,666 |
| Third quarter | **30** | **1,020** | 238 | 6,744 | 181 | 4,879 |
| Fourth quarter | **171** | **4,975** | 243 | 7,367 | 176 | 4,175 |
| Total | **402** | **$12,424** | 971 | $27,113 | 754 | $19,749 |

(1) All amounts repurchased in fiscal year 2008 were repurchased under the repurchase plan approved by our Board of Directors on July 20, 2006.

(2) Approximately 155 million shares of common stock for approximately $3.8 billion were repurchased under our tender offer in the first quarter of fiscal year 2007. All other amounts repurchased were repurchased under the repurchase plan approved by our Board of Directors on July 20, 2006.

(3) All amounts repurchased in fiscal year 2006 were repurchased under the repurchase plan approved by our Board of Directors on July 20, 2004.

In fiscal year 2008, our Board of Directors declared the following dividends:

| Declaration Date | Dividend Per Share | Record Date | Total Amount (in millions) | Payment Date |
|---|---|---|---|---|
| September 12, 2007 | $0.11 | November 15, 2007 | $1,034 | December 13, 2007 |
| December 19, 2007 | $0.11 | February 21, 2008 | $1,023 | March 13, 2008 |
| March 17, 2008 | $0.11 | May 15, 2008 | $1,020 | June 12, 2008 |
| June 11, 2008 | $0.11 | August 21, 2008 | $1,007(1) | September 11, 2008 |

(1) The dividend declared on June 11, 2008 will be paid after the filing date of this report on Form 10-K and was included in other current liabilities as of June 30, 2008.

In fiscal year 2007, our Board of Directors declared the following dividends:

| Declaration Date | Dividend Per Share | Record Date | Total Amount (in millions) | Payment Date |
|---|---|---|---|---|
| September 13, 2006 | $0.10 | November 16, 2006 | $980 | December 14, 2006 |
| December 20, 2006 | $0.10 | February 15, 2007 | $978 | March 8, 2007 |
| March 26, 2007 | $0.10 | May 17, 2007 | $952 | June 14, 2007 |
| June 27, 2007 | $0.10 | August 16, 2007 | $938(1) | September 13, 2007 |

(1) The dividend declared on June 27, 2007 was included in other current liabilities as of June 30, 2007.

## NOTE 17 OTHER COMPREHENSIVE INCOME

The activity in other comprehensive income and related income tax effects were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net unrealized gains on derivative instruments: | | | |
| Unrealized gains, net of tax effect of $46 in 2008, $66 in 2007, and $107 in 2006 | **$ 86** | $ 123 | $ 199 |
| Reclassification adjustment for gains included in net income, net of tax effect of $(36) in 2008, $(59) in 2007, and $(66) in 2006 | **(68)** | (109) | (123) |
| Net unrealized gains on derivative instruments | **18** | 14 | 76 |
| Net unrealized gains (losses) on investments: | | | |
| Unrealized gains (losses), net of tax effect of $(234) in 2008, $393 in 2007, and $(105) in 2006 | **(435)** | 730 | (195) |
| Reclassification adjustment for gains included in net income, net of tax effect of $(117) in 2008, $(217) in 2007, and $(47) in 2006 | **(218)** | (404) | (87) |
| Net unrealized gains (losses) on investments | **(653)** | 326 | (282) |
| Translation adjustments and other | **121** | 85 | 9 |
| Other comprehensive income (loss) | **$(514)** | $ 425 | $(197) |

The components of accumulated other comprehensive income were as follows:

**(In millions)**

| Year Ended June 30, | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net unrealized gains on derivative instruments | **$ 135** | $ 117 | $ 103 |
| Net unrealized gains on investments | **735** | 1,388 | 1,062 |
| Translation adjustments and other | **270** | 149 | 64 |
| Accumulated other comprehensive income | **$1,140** | $1,654 | $1,229 |

## NOTE 18 EMPLOYEE STOCK AND SAVINGS PLANS

Stock-based compensation and related income tax benefits were as follows:

| (In millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Total stock-based compensation | **$1,479** | $1,550 | $1,715 |
| Income tax benefits related to stock-based compensation | **$ 518** | $ 542 | $ 600 |

**Employee Stock Purchase Plan.** We have an employee stock purchase plan for all eligible employees. Compensation expense for the employee stock purchase plan is recognized in accordance with SFAS No. 123(R). Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period. Employees purchased the following shares:

| (Shares in millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Shares purchased | **18** | 17 | 17 |
| Average price per share | **$26.78** | $25.36 | $23.02 |

At June 30, 2008, 107 million shares were reserved for future issuance.

**Savings Plan.** We have a savings plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Participating U.S. employees may contribute up to 50% of their salary, but not more than statutory limits. We contribute fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's earnings. Matching contributions for all plans were $238 million, $218 million, and $178 million in fiscal years 2008, 2007, and 2006, respectively. Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under the plan. Investment options in the U.S. plan include Microsoft common stock, but neither participant nor our matching contributions are required to be invested in Microsoft common stock.

**Stock Plans.** We have stock plans for directors and for officers, employees, consultants, and advisors. At June 30, 2008, an aggregate of 786 million shares were authorized for future grant under our stock plans, which cover stock options, stock awards, and shared performance stock awards. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares to satisfy stock option exercises.

**Stock Awards and Shared Performance Stock Awards.** Stock awards ("SAs") are grants that entitle the holder to shares of common stock as the award vests. Our SAs generally vest over a five-year period.

Shared performance stock awards ("SPSAs") are a form of SA in which the number of shares ultimately received depends on our business performance against specified performance targets. The performance period for SPSAs issued in fiscal years 2004, 2005, and 2006 was July 1, 2003 through June 30, 2006 (January 1, 2004 through June 30, 2006 for certain executive officers). Following the end of the performance period, the Compensation Committee of the Board of Directors determined that the number of shares of SAs to be issued was 37 million, based on the actual performance against metrics established for the performance period. One-third of the awards vested in each of the fiscal years 2007 and 2008. An additional one-third of the awards will vest in fiscal year 2009. Because the SPSAs covered a three-year period, SPSAs issued in fiscal year 2006 were given only to newly hired and promoted employees eligible to receive SPSAs.

The Company granted SPSAs for fiscal years 2007 and 2008 with performance periods of July 1, 2006 through June 30, 2007 and July 1, 2007 through June 30, 2008, respectively. At the end of the fiscal year performance period, the number of shares of stock subject to the award is determined by multiplying the target award by a percentage ranging from 0% to 150%. The percentage is based on performance metrics for the performance period, as determined by the Compensation Committee of the Board of Directors in its sole discretion. An additional number of shares, approximately 15% of the total target SPSAs, are available as additional awards to participants based on individual performance. One-quarter of the shares of stock subject to each award vest following the end of the performance period, and an additional one-quarter of the shares vest over each of the following three years. Following the end of the fiscal year 2007 performance period, the Compensation Committee of the Board of Directors determined that the number of shares of SAs to be issued was 11 million, based on the actual performance against metrics established for the performance period. The number of shares of SAs to be issued for the fiscal year 2008 performance period will be determined in the first quarter of fiscal year 2009.

We measure the fair value of SAs and SPSAs based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends. SAs and SPSAs are amortized over their applicable vesting period (generally three to five years) using the straight-line method. The fair value of each award grant is estimated on the date of grant using the following assumptions:

| (In millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Dividend per share (quarterly amounts) | **$0.10 - $0.11** | $ 0.09 - $0.10 | $ 0.08 - $0.09 |
| Interest rates range | **2.5% - 4.9%** | 4.3% - 5.3% | 3.2% - 5.3% |

During fiscal year 2008, the following activity occurred under our existing plans:

| | Shares (In millions) | Weighted Average Grant-Date Fair Value |
|---|---|---|
| **Year Ended June 30, 2008** | | |
| Stock awards: | | |
| Nonvested balance, beginning of year | 124 | $24.67 |
| Granted | 71 | 27.83 |
| Vested | (33) | 24.49 |
| Forfeited | (9) | 25.61 |
| Nonvested balance, end of year | **153** | **$26.12** |
| Shared performance stock awards: | | |
| Nonvested balance, beginning of year | 33 | $24.11 |
| Granted | 19 | 27.82 |
| Vested | (14) | 24.07 |
| Forfeited | (2) | 24.44 |
| Nonvested balance, end of year | **36** | **$26.14** |

As of June 30, 2008, there was $3.2 billion and $586 million of total unrecognized compensation costs related to SAs and SPSAs, respectively. These costs are expected to be recognized over a weighted average period of 3.4 years and 2.8 years, respectively.

SPSAs granted in fiscal year 2008 include adjustments for estimated performance against performance targets.

During fiscal year 2007 and 2006, the following activity occurred under our plans:

| (In millions, except fair values) | 2007 | 2006 |
|---|---|---|
| Stock awards granted | 57 | 47 |
| Weighted average grant-date fair value | $25.15 | $24.70 |
| Shared performance stock awards granted | 11 | 3 |
| Weighted average grant-date fair value | $25.18 | $24.80 |

**Stock Options.** In fiscal year 2004, we began granting employees SAs rather than stock options as part of our equity compensation plans. Since then, stock options issued to employees have been issued primarily in conjunction with business acquisitions. Nonqualified stock options were granted to our directors under our non-employee director stock plan. Nonqualified and incentive stock options were granted to certain officers and employees under our employee stock plans. Options granted between 1995 and 2001 generally vest over four and one-half years and expire seven years from the date of grant, while certain options vest either over four and one-half years or over seven and one-half years and expire ten years from the date of grant. Options granted after 2001 vest over four and one-half years and expire ten years from the date of grant. Approximately ten million, two million, and one million stock options were granted in conjunction with business acquisitions during fiscal years 2008, 2007, and 2006, respectively.

Employee stock options outstanding were as follows:

| | Shares (In millions) | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (In millions) |
|---|---|---|---|---|
| Balance, June 30, 2007 | 524 | $27.86 | | |
| Granted | 10 | 8.63 | | |
| Exercised | (121) | 25.06 | | |
| Canceled | (48) | 32.05 | | |
| Forfeited | (1) | 15.58 | | |
| Balance, June 30, 2008 | 364 | $28.12 | 3.01 | $1,029 |
| Exercisable, June 30, 2008 | 357 | $28.12 | 2.95 | $ 899 |

Options outstanding as of June 30, 2008 include approximately 12 million options that were granted in conjunction with business acquisitions. While these options are included in the options outstanding balance, they are excluded from the weighted average exercise price of $28.12 presented. These options have an exercise price range of $0 to $150.93 and a weighted average exercise price of $9.03.

During fiscal years 2008, 2007, and 2006 the following activity occurred under our plans:

| (In millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Total intrinsic value of stock options exercised | **$1,042** | $818 | $491 |
| Total fair value of stock awards vested | **$ 804** | $566 | $377 |
| Total fair value of shared performance stock awards vested | **$ 336** | $292 | $ – |

Cash received and income tax benefits from stock option exercises were $3.0 billion and $365 million, respectively, for fiscal year 2008.

## NOTE 19 SEGMENT INFORMATION

Segment revenue and operating income (loss) was as follows:

| (In millions) | | | |
|---|---|---|---|
| Year Ended June 30, | 2008 | 2007 | 2006 |
| Revenue: | | | |
| Client | **$16,472** | $14,844 | $13,077 |
| Server and Tools | **13,189** | 11,184 | 9,670 |
| Online Services Business | **3,214** | 2,441 | 2,303 |
| Microsoft Business Division | **18,937** | 16,404 | 14,461 |
| Entertainment and Devices Division | **8,139** | 6,066 | 4,761 |
| Unallocated and other | **469** | 183 | 10 |
| Consolidated | **$60,420** | $51,122 | $44,282 |

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Operating Income (Loss): | | | |
| Client | **$12,537** | $11,338 | $10,176 |
| Server and Tools | **4,261** | 3,593 | 2,980 |
| Online Services Business | **(1,309)** | (630) | 194 |
| Microsoft Business Division | **12,182** | 10,696 | 9,567 |
| Entertainment and Devices Division | **267** | (2,016) | (1,329) |
| Reconciling amounts | **(5,446)** | (4,457) | (5,116) |
| Consolidated | **$22,492** | $18,524 | $16,472 |

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments. This standard requires segmentation based on our internal organization and reporting of revenue and operating income based upon internal accounting methods. Our financial reporting systems present various data for management to operate the business, including internal profit and loss statements prepared on a basis not consistent with U.S. GAAP. The segments are designed to allocate resources internally and provide a framework to determine management responsibility. Amounts for prior periods have been recast to conform to the current management view. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. Our five segments are Client; Server and Tools; Online Services Business; Microsoft Business Division; and Entertainment and Devices Division.

The types of products and services provided by each segment are summarized below:

**Client** – Windows Vista, including Home, Home Premium, Ultimate, Business, Enterprise and Starter Edition; Windows XP Professional and Home; Media Center Edition; Tablet PC Edition; and other standard Windows operating systems.

**Server and Tools** – Windows Server operating system; Microsoft SQL Server; Microsoft Enterprise Services; product support services; Visual Studio; System Center products; Forefront security products; Biz Talk Server; MSDN; and other products and services.

**Online Services Business** – Live Search; MSN; MapPoint; MSN Internet Access; MSN Premium Web Services (consisting of MSN Internet Software Subscription, MSN Hotmail Plus, and MSN Software Services); Windows Live; MSN Mobile Services; AvenueA Razorfish media agency services; Atlas online tools for advertisers; and the Drive PM ad network for publishers.

**Microsoft Business Division** – Microsoft Office; Microsoft Project; Microsoft Visio; Microsoft Office SharePoint Server; Microsoft PerformancePoint; Microsoft Office Live; FAST ESP; Microsoft Exchange Server; Microsoft Exchange Hosted Services; Microsoft Office Live Meeting; Microsoft Office Communication Server; Microsoft Office Communicator; Microsoft Tellme Service, Microsoft Dynamics AX; Microsoft Dynamics CRM; Microsoft Dynamics CRM Online; Microsoft Dynamics GP; Microsoft Dynamics NAV; Microsoft Dynamics SL; Microsoft Dynamics Retail Management System; Microsoft Partner Program; and Microsoft Office Accounting.

**Entertainment and Devices Division** – Xbox 360 console and games; Xbox Live; Zune; Mediaroom; numerous consumer software and hardware products (such as mice and keyboards); Windows Mobile software and services platform; Windows Embedded device operating system; Windows Automotive; and Surface computing platform.

Because of our integrated business structure, operating costs included in one segment may benefit other segments, and therefore these segments are not designed to measure operating income or loss directly related to the products included in each segment. Inter-segment cost commissions are estimated by management and used to compensate or charge each segment for such shared costs and to incent shared efforts. Management will continually evaluate the alignment of product development organizations, sales organizations, and inter-segment commissions for segment reporting purposes, which may result in changes to segment allocations in future periods.

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment and it is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Reconciling amounts include adjustments to conform with U.S. GAAP and corporate-level activity not specifically attributed to a segment. Significant internal accounting policies that differ from U.S. GAAP relate to revenue recognition, income statement classification, and accelerated amortization for depreciation, stock awards, and performance-based stock awards. In addition, certain revenue and expenses are excluded from segments or included in corporate-level activity including certain legal settlements and accruals for legal contingencies.

Significant reconciling items were as follows:

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| Summary of reconciling amounts: | | | |
| Corporate-level activity[1] | **$(6,704)** | $(4,777) | $(4,804) |
| Stock-based compensation expense | **844** | 123 | (173) |
| Revenue reconciling amounts | **368** | 120 | (7) |
| Other | **46** | 77 | (132) |
| Total | **$(5,446)** | $(4,457) | $(5,116) |

(1) Corporate-level activity excludes stock-based compensation expense and revenue reconciling amounts presented separately in those line items.

No sales to an individual customer accounted for more than 10% of fiscal year 2008 or fiscal year 2007 revenue. Sales to Dell and its subsidiaries accounted for approximately 11% of fiscal year 2006 revenue. These sales were made primarily through our OEM and volume licensing channels and cover a broad array of products including Windows PC operating systems, Microsoft Office, and server products.

Revenue, classified by the major geographic areas in which our customers are located, was as follows:

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** | **2006** |
|---|---|---|---|
| United States[1] | **$35,928** | $31,346 | $27,957 |
| Other countries | **24,492** | 19,776 | 16,325 |
| Total | **$60,420** | $51,122 | $44,282 |

(1) Includes shipments to customers in the United States and licensing to certain OEMs and multinational organizations.

Long-lived assets, classified by the geographic location of the controlling statutory company in which that company operates, were as follows:

**(In millions)**

| **Year Ended June 30,** | **2008** | **2007** |
|---|---|---|
| United States | **$19,129** | $9,132 |
| Other countries | **1,194** | 856 |
| Total | **$20,323** | $9,988 |

## QUARTERLY INFORMATION

**(In millions, except per share amounts) (Unaudited)**

| Quarter Ended | Sep. 30 | Dec. 31 | Mar. 31 | June 30 | Total |
|---|---|---|---|---|---|
| Fiscal year 2008 | | | | | |
| Revenue | **$13,762** | **$16,367** | **$14,454** | **$15,837** | **$60,420** |
| Gross profit | **11,087** | **12,824** | **11,940** | **12,971** | **48,822** |
| Net income | **4,289** | **4,707**(1) | **4,388**(2) | **4,297** | **17,681** |
| Basic earnings per share | **0.46** | **0.50** | **0.47** | **0.46** | **1.90** |
| Diluted earnings per share | **0.45** | **0.50** | **0.47** | **0.46** | **1.87** |
| Fiscal year 2007 | | | | | |
| Revenue | $10,811 | $12,542(3) | $14,398(4) | $13,371 | $51,122 |
| Gross profit | 9,115 | 8,922 | 12,258 | 10,134(6) | 40,429 |
| Net income | 3,478 | 2,626 | 4,926 (5) | 3,035 | 14,065 |
| Basic earnings per share | 0.35 | 0.27 | 0.51 | 0.32 | 1.44 |
| Diluted earnings per share | 0.35 | 0.26 | 0.50 | 0.31 | 1.42 |
| Fiscal year 2006 | | | | | |
| Revenue | $ 9,741 | $11,837 | $10,900 | $11,804 | $44,282 |
| Gross profit | 8,488 | 9,598 | 8,872 | 9,674 | 36,632 |
| Net income | 3,141(7) | 3,653 | 2,977(8) | 2,828(9) | 12,599 |
| Basic earnings per share | 0.29 | 0.35 | 0.29 | 0.28 | 1.21 |
| Diluted earnings per share | 0.29 | 0.34 | 0.29 | 0.28 | 1.20 |

(1) Includes charges of $237 million (pre-tax) related to various legal matters.

(2) Includes charge of $1.4 billion (€899 million) related to the fine imposed by the European Commission in February 2008.

(3) Reflects $1.6 billion of revenue deferred to the third quarter of fiscal year 2007 for the Express Upgrade to Windows Vista and Microsoft Office Technology guarantee programs and pre-shipments of Windows Vista and the 2007 Microsoft Office system.

(4) Includes $1.6 billion of revenue discussed above.

(5) Includes charges of $296 million (pre-tax) related to various legal matters.

(6) Includes $1.1 billion (pre-tax) charge related to the Xbox 360 warranty policy, inventory write-downs, and product returns.

(7) Includes charge of $361 million (pre-tax) related to the settlement with RealNetworks, Inc.

(8) Includes charges of $397 million (pre-tax) related to various legal matters.

(9) Includes charge of $351 million (€281 million) as a result of the fine imposed by the European Commission in July 2006.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Microsoft Corporation and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on July 1, 2007 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* and Emerging Issues Task Force Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 31, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 31, 2008

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

### REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of June 30, 2008. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2008; their report follows.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Microsoft Corporation:

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2008 of the Company and our report dated July 31, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* and Emerging Issues Task Force Issue No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43.*

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 31, 2008

# DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

## DIRECTORS

**William H. Gates III**
Chairman of the Board,
Microsoft Corporation

**Steven A. Ballmer**
Chief Executive Officer,
Microsoft Corporation

**James I. Cash Jr., PhD.** [1,2,5]
Former James E. Robison Professor,
Harvard Business School

**Dina Dublon** [1,2]
Former Chief Financial Officer,
JPMorgan Chase

**Raymond V. Gilmartin** [4,5]
Former Chairman, President, Chief
Executive Officer, Merck & Co., Inc.

**Reed Hastings** [3]
Founder, Chairman and Chief
Executive Officer, Netflix, Inc.

**David F. Marquardt** [3,4]
General Partner, August Capital

**Charles H. Noski** [1,3]
Former Vice Chairman,
AT&T Corporation

**Helmut Panke** [2,5]
Former Chairman of the Board of
Management, BMW AG

**Jon A. Shirley** [3]
Former President, Chief Operating
Officer, Microsoft Corporation

Board Committees
1. Audit Committee
2. Compensation Committee
3. Finance Committee
4. Governance and Nominating Committee
5. Antitrust Compliance Committee

## EXECUTIVE OFFICERS

**Steven A. Ballmer**
Chief Executive Officer

**Robert J. (Robbie) Bach**
President, Entertainment and Devices
Division

**Lisa E. Brummel**
Senior Vice President, Human Resources

**Stephen A. Elop**
President, Microsoft Business Division

**Christopher P. Liddell**
Senior Vice President, Chief
Financial Officer

**Robert L. Muglia**
Senior Vice President, Server and
Tools Business

**Craig J. Mundie**
Chief Research and Strategy Officer

**Raymond E. Ozzie**
Chief Software Architect

**Bradford L. Smith**
Senior Vice President, General
Counsel and Secretary

**Brian Kevin Turner**
Chief Operating Officer

## www.microsoft.com/msft

Investor Relations

**You can contact the Microsoft Investor Relations group at any time to order financial documents such as annual reports and Form 10-Ks free of charge.**

Call us toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 8:30 a.m. to 5:30 p.m. Pacific Time to answer investment oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/msft

You may also contact us by fax at (425) 706-8000.

Our e-mail is msft@microsoft.com

Our mailing address is:
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Annual Meeting

8:00 a.m. Pacific Time November 19, 2008
Meydenbauer Center
11100 NE 6th Street
Bellevue, Washington 98004

Registered Shareholder Services

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AST also administers a direct stock purchase plan and a dividend reinvestment program for the company.

To find out more about these services and programs you may contact AST directly at 800-285-7772, option 1 between the hours of 5:00 a.m. and 4:00 p.m. Pacific Time, Monday through Thursday, and 5:00 a.m. and 2:00 p.m. Pacific Time on Fridays, or visit AST online at: http://www.amstock.com

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You can also send mail to the transfer agent at:
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Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Microsoft stock through a brokerage account can contact their broker to request consolidation of their accounts.

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
http://www.microsoft.com/msft/reports/default.mspx

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0908 Part No. 098-110212

Microsoft

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